                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-60830

PROSPECTUS

                                1,400,000 Shares

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                             [Logo appears Here]                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                  Common Stock

                           ------------------------

Macatawa Bank Corporation is offering 1,400,000 shares of common stock.

Macatawa Bank Corporation common stock is listed on the Nasdaq National Market under the symbol "MCBC." On June 11, 2001, the last reported sale price of our shares as reported on the Nasdaq National Market was $16.89 per share.

Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

                           ------------------------

                             PRICE $16.00 PER SHARE

                           ------------------------

                                                         Per Share    Total
                                                         --------- -----------
        Public offering price...........................  $16.00   $22,400,000
        Underwriting discount...........................  $ 1.12   $ 1,568,000
        Proceeds, before expenses, to Macatawa Bank
         Corporation....................................  $14.88   $20,832,000

The underwriters may also purchase up to an additional 210,000 shares from Macatawa Bank Corporation at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about June 15, 2001.

                           ------------------------

     Dain Rauscher Wessels

                                                      Stifel, Nicolaus & Company
                                                      Incorporated

                           ------------------------

                                 June 12, 2001

[MAP PAGE OF MACATAWA BANK CORPORATION BRANCH LOCATIONS]

                             ABOUT THIS PROSPECTUS

   You should rely only on the information provided or incorporated by reference in this prospectus. We are not making an offer to sell our common stock in any state where an offer to sell our common stock is not permitted. The information in this prospectus is accurate only as of the date of this prospectus.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Selected Consolidated Financial
 Data...............................    6
Risk Factors........................    7
Use of Proceeds.....................   12
Capitalization......................   13
Dilution............................   14
Market for Common Stock.............   15
Dividend Policy.....................   15
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   16
Business............................   36
Management..........................   43

                                   Page
                                   ----
Principal Shareholders...........   47
Certain Transactions.............   48
Supervision and Regulation.......   49
Description of Capital Stock.....   57
Shares Eligible for Future Sale..   64
Underwriting.....................   65
Legal Proceedings................   66
Legal Matters....................   66
Experts..........................   66
Available Information............   67
Incorporation of Information We
 File with the SEC...............   67
Financial Statements.............  F-1

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes "forward-looking statements" as that term is used in the securities laws. All statements regarding our expected financial position, business and strategies are forward-looking statements. In addition, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends," and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations include, without limitation, factors like the failure of a significant number of borrowers to repay their loans, general changes in economic conditions and interest rates, and restrictions imposed on us by regulations or regulators of the banking industry. For information about factors that could cause our actual results to differ from the expectations stated in the forward-looking statements, see the text under the captions "Risk Factors," "Business," and "Management Discussion and Analysis of Financial Conditions and Results of Operations." We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. All subsequent written or oral forward-looking statements attributable to us or persons acting in our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and consolidated financial statements appearing elsewhere in this prospectus. Unless otherwise noted, all information in this prospectus assumes that the underwriters do not exercise the option to purchase additional shares from us in the offering. All information in this prospectus reflects the 3% stock dividend distributed to our shareholders on May 4, 2001. In addition, unless the text clearly suggests otherwise, references in this prospectus to "us," "we," "our," or "the company" include Macatawa Bank Corporation and its wholly-owned subsidiary Macatawa Bank.

   This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" contain a discussion of some of the factors that could contribute to those differences.

                           Macatawa Bank Corporation

   We are a bank holding company headquartered in Holland, Michigan and own Macatawa Bank. Our bank provides a wide range of commercial and consumer banking services through 13 full service branches located in Ottawa County, northern Allegan County and southwestern Kent County, Michigan. We offer commercial and personal banking services, including checking and savings accounts, certificates of deposit, safe deposit boxes, travelers' checks, money orders, trust services and commercial, mortgage and consumer loans. Since our formation in November 1997, we have grown very rapidly while maintaining excellent asset quality and attaining and improving profitability. We became profitable in 1999 with net income of $693 thousand. Our net income increased to $3.3 million in 2000. In the first quarter of 2001, we earned $1.1 million as compared to $527 thousand in the first quarter of 2000. At March 31, 2001, we had total assets of $528.3 million, total deposits of $418.7 million, total loans of $438.5 million, and shareholders' equity of $39.3 million.

   The following table summarizes our growth from the start of our operations:

                                                       At December 31,
                                 At March 31, ----------------------------------
                                     2001       2000     1999     1998    1997
                                 ------------ -------- -------- -------- -------
                                 (unaudited)        (Dollars in thousands)
Assets..........................   $528,257   $499,813 $344,921 $189,229 $10,722
Loans...........................   $438,455   $410,676 $285,374 $137,882 $   498
Deposits........................   $418,712   $398,617 $279,390 $166,989 $ 2,712
Borrowed funds..................   $ 66,588   $ 61,200 $ 30,000 $  2,000 $    --
Shareholders' equity............   $ 39,335   $ 38,128 $ 34,526 $ 19,611 $ 7,972
Deposit Accounts(1).............     41,773     38,129   26,622   14,340     471
Branch Locations(1).............         13         13       13        8       1

-----------------
(1)  Unaudited

   We have achieved this rapid growth by opening de novo branches, hiring experienced bankers with existing customer relationships in our local market, providing outstanding customer service and capitalizing on customer dissatisfaction resulting from bank acquisitions in our markets.

Strategy

   Our goal is to continue to build a highly profitable, customer-focused banking organization that generates attractive returns for our shareholders while also being a positive contributor to the communities in which we operate. Our strategy for achieving this objective includes:

  . Building Our Retail and Commercial Deposit Base Through an Expanding Branch Network. Through our 13 full-service branches, we actively solicit retail and commercial customers and compete for deposits by offering personal attention, professional service and competitive interest rates. We also emphasize our local management and their strong ties with, and active commitment to, the community. In the first quarter of 2001, we opened over 3,600 net new deposit accounts, an increase of 9.6% over the number of deposit accounts at December 31, 2000. To facilitate the continued growth of our deposit base, we expect to open at least two new branches per year for the next several years in Grand Rapids or other areas of western Michigan. This expansion will enable us to serve adjacent geographic markets, and will make banking with us more convenient for existing and future customers.

  . Focusing on Commercial and Commercial Real Estate Lending. While we offer a full range of consumer loan products, our primary lending focus will continue to be commercial loans and commercial real estate loans to small to medium-sized businesses. We believe that commercial customers prefer to conduct business with financial institutions like ours which demonstrate an active interest in their business and personal financial affairs, offer local decision-making by experienced loan officers, and offer a sophisticated product portfolio to meet their banking needs. At March 31, 2001, commercial loans comprised 53.2% of our loan portfolio and commercial real estate loans accounted for 19.3% of our loan portfolio.

  . Hiring Experienced Employees With a Customer Service Focus. We are a customer-driven financial institution, and our ability to continue to attract and retain employees who share our customer service focus is key to our success. We believe that our ability to deliver products and services in a highly personalized manner helps differentiate us from larger, regional banks operating in our market areas. In addition, throughout our organization we emphasize the recruitment of banking professionals with significant experience in, and knowledge of, our markets. We believe this emphasis both facilitates our growth and partially mitigates the credit risks associated with our rapidly growing loan portfolio.

  . Expanding our Product Offerings to Leverage Customer Relationships. A key component of our strategy is to continue to add new products and services in order to expand our customer relationships, diversify our revenue base and increase our noninterest income. For example, we began operating a trust department in January 1999, and started to offer internet banking services in the fourth quarter of 1999. While our trust department currently operates at a break-even or slightly negative net income level, we believe that our trust department will contribute to our net income as our trust business matures. We are also investigating the possibility of offering our customers additional products in the future including investment brokerage services, title insurance, casualty and life insurance, mutual funds and annuities.

  . Capitalizing on Opportunities Resulting From Consolidation in our Markets. At the time of our formation in 1997, the largest bank in Ottawa County had recently been acquired by an out-of-state regional banking organization. This transaction and the ensuing employee and customer disruptions resulted in many opportunities for us to attract experienced personnel and establish relationships with customers wishing to conduct business with a locally-managed institution with strong ties to the community. The consolidation and disruption in our markets has continued. In August 2000, Ottawa Financial, the parent of a thrift headquartered in Holland with $1.0 billion in assets, and more recently, Old Kent Financial, a bank holding company with the leading market share in both the Holland/Zeeland and Grand Rapids markets, were acquired by an out-of-state bank holding company. We intend to position ourselves to capitalize on any business opportunities that may result from customer dislocation associated with these transactions.

  . Using Technology Effectively. We strive to use technology to increase the effectiveness and efficiency of our employees, while also providing expanded products and services to our customers. For example, we have entered into agreements with third-party service providers to provide our customers with credit cards, debit cards, ATM cards, automated telephone banking and internet banking services. In addition, in the second quarter of 2001, we expect to implement a new customer information system, which will enable us to target our marketing initiatives more effectively and help us cross-sell additional products. In general, we believe that using third-party service providers allows us to remain at the forefront of technology while minimizing the costs of delivery.

A Description of Our Market Area

   Our market area includes the cities of Holland and Zeeland and their surrounding communities, as well as the Interstate I-196 corridor from Holland to metropolitan Grand Rapids. Most of our market area is located in the southern half of Ottawa County, Michigan. The Holland/Zeeland metropolitan area has a population of approximately 150,000, and Ottawa County has a population of approximately 238,000. The Holland/Zeeland area enjoys a stable and diverse economy and had an estimated median household income in 1999 of approximately $51,000. Over 300 manufacturers operate in the Holland/Zeeland area, including major manufacturers in the office furniture industry as well as significant tier 1 automotive parts manufacturers. Major Ottawa County employers include Donnelly Corporation, Herman Miller, Inc., Haworth, Inc., Gentex, Inc., and Johnson Controls. We believe that our market area's diverse commercial base provides significant opportunities for business banking services as well as personal banking services for the owners and employees of the area's businesses.

   Our future plans for growth include further expansion into the metropolitan Grand Rapids area. Currently we have two branches operating in the southwestern portion of metropolitan Grand Rapids, with a third scheduled to open in the summer of 2001. Grand Rapids, which is located in Kent County, has a population of approximately 198,000, the metropolitan Grand Rapids area has a population of approximately 467,000, and Kent County has a population of approximately 550,000. In 1999, Grand Rapids had an estimated median household income of approximately $50,000. Over 1,200 manufacturers operate in Kent County. Major Kent County employers include Alticor (formerly known as Amway Corporation), Steelcase, Wolverine World Wide, and Meijer, Inc.

About Us

   Macatawa Bank was organized as a Michigan bank and opened for business on November 25, 1997. We have 13 full service branch offices, a trust office, a lending administration office, and an operations center. We are presently constructing an additional branch in the southwestern portion of the Grand Rapids metropolitan area, and expect it to open in the summer of 2001. We have also secured a site for the relocation of our Hudsonville branch into a new full service facility and are planning a new branch in north Holland. Construction of a new corporate headquarters building to be located between Holland and Zeeland is also being planned. The proposed new headquarters will allow us to consolidate our administration, human resources, trust, loan underwriting and processing, and proof and deposit operations at one location. Our bank's deposit accounts are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Our administrative office is located at 348 South Waverly Road, Holland, Michigan 49423, and our telephone number is (616) 820-1444.

                                  The Offering

Common stock offered by
 Macatawa Bank
 Corporation............. 1,400,000 shares

Offering price per
 share................... $16.00 per share

Common stock to be
 outstanding after this
 offering................ 5,096,789 shares(1)

Use of proceeds.......... We will use the net proceeds from this offering to strengthen our capital position in anticipation of
                          future growth, to repay $4.0 million of indebtedness
                          and for other general corporate purposes. After
                          repaying the $4.0 million of indebtedness, we will
                          immediately contribute approximately $3.0 million to
                          Macatawa Bank to strengthen its capital position.
                          The remaining net proceeds will be available for
                          general corporate purposes, including additional
                          contributions to Macatawa Bank's capital.

Risk factors............. See "Risk Factors" beginning on page 7 and other information included in this prospectus for a
                          discussion of factors you should consider carefully
                          before deciding to invest in our common stock.

Nasdaq National Market
 Symbol.................. MCBC.

-----------------
(1) The number of shares outstanding after this offering excludes 167,787 shares issuable upon the exercise of outstanding options and 78,641 shares reserved for future issuance under our stock option and purchase plans. This number also assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 210,000 shares.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following summary presents our selected consolidated financial data for the years ended December 31, 2000, 1999 and 1998. The balance sheet and income statement data has been derived from our audited consolidated financial statements. The following summary also presents our selected consolidated financial data at or for the three months ended March 31, 2001 and 2000. The balance sheet and income statement data has been derived from our unaudited consolidated quarterly financial statements which, in our opinion, include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair presentation. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes. The selected consolidated financial data at or for the three months ended March 31, 2001 is not necessarily indicative of our operating results for the entire year.

                              At or for the
                           three months ended            At or for the
                                March 31,           year ended December 31,
                          --------------------- --------------------------------
                             2001       2000       2000       1999       1998
                          ---------- ---------- ---------- ---------- ----------
                             (Dollars in thousands, except per share amounts)
Income Statement
 Summary:
Net interest income.....  $    4,831 $    3,537 $   16,599 $   10,572 $    3,614
Provision for loan
 losses.................         522        487      1,931      1,967      2,023
                          ---------- ---------- ---------- ---------- ----------
Net interest income
 after provision........       4,309      3,050     14,688      8,605      1,591
Noninterest income......         828        406      2,052      1,528        683
Noninterest expense.....       3,500      2,929     12,672      9,440      4,763
                          ---------- ---------- ---------- ---------- ----------
Income (loss) before
 taxes..................       1,637        527      4,048        693     (2,489)
Income tax expense......         546         --        699         --         --
                          ---------- ---------- ---------- ---------- ----------
Net income (loss).......  $    1,091 $      527 $    3,349 $      693 $   (2,489)
                          ========== ========== ========== ========== ==========
Common Share Summary:
Diluted earnings (loss)
 per share..............  $      .29 $      .14 $      .90 $      .22 $    (1.18)
Dividends per share.....         .07         --        .07         --         --
Book value per share....       10.64       9.47      10.31       9.34       7.82
Weighted average diluted
 shares outstanding.....   3,720,050  3,717,466  3,711,051  3,216,625  2,103,178
Balance Sheet Summary:
Total assets............  $  528,257 $  392,709 $  499,813 $  344,921 $  189,229
Total loans.............     438,455    325,953    410,676    285,374    137,882
Securities..............      51,818     29,582     48,669     28,281     27,007
Noninterest-bearing
 deposits...............      45,498     36,191     50,746     34,385     18,518
Total deposits..........     418,712    321,585    398,617    279,390    166,989
Borrowed funds..........      66,588     35,000     61,200     30,000      2,000
Shareholders' equity....      39,335     35,002     38,128     34,526     19,611
Capital Ratios:
Total risk-based capital
 ratio..................        9.9%      12.2%      10.4%      14.0%      12.4%
Tier 1 risk-based
 capital ratio..........        8.7%      10.9%       9.1%      12.7%      11.3%
Tier 1 leverage ratio...        7.7%       9.8%       8.2%      10.8%      11.8%
Shareholders' equity to
 assets.................        7.4%       8.9%       7.6%      10.0%      10.4%
Selected Asset Quality
 Data:
Nonperforming loans to
 total loans............        .01%       .04%       .05%       .04%       .00%
Nonperforming assets to
 total assets...........        .02%       .03%       .04%       .03%       .00%
Allowance for loan
 losses as a percentage
 of total loans.........       1.42%      1.38%      1.43%      1.40%      1.47%
Net charge-offs to
 average loans..........        .03%       .00%       .02%       .00%       .00%
Selected Financial
 Ratios:
Return on average
 assets(1)..............        .86%       .58%       .80%       .26%    (2.70)%
Return on average
 shareholders'
 equity(1)..............      11.24%      6.23%      9.31%      2.72%   (15.15)%
Efficiency ratio(2).....      61.85%     74.28%     67.94%     78.02%    110.84%
Net interest margin(1)..       4.03%      4.15%      4.28%      4.37%      4.21%

-----------------
(1) Annualized for the three month periods ended March 31, 2001 and 2000.
(2) Noninterest expense divided by the sum of net interest income plus noninterest income.

                                  RISK FACTORS

   You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider other information in this prospectus, as well as in other documents incorporated by reference.

Changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

   The results of operations for financial institutions, including our bank, may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on investments and loans and the interest rates we pay on deposits and other interest-bearing liabilities. Substantially all our loans are to businesses and individuals in western Michigan and any decline in the economy of this area could adversely affect us. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities will be such that they are affected differently by a given change in interest rates. We are modestly asset sensitive at the current time. This means that the recent actions of the Open Market Committee of the Federal Reserve Board decreasing interbank interest rates will likely adversely affect our net interest income and earnings over the near term.

Our credit losses could increase and our allowance for loan losses may not be adequate to cover actual loan losses.

   The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Moreover, our focus on commercial lending may result in a larger concentration of loans to small businesses. As a result, we may assume greater lending risks than other banks. Additionally, we have made our loans recently, so there is no significant repayment history against which we can fully assess the adequacy of the allowance for loan losses. We make various assumptions and judgements about the collectibility of our loan portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, thereby having an adverse affect on our operating results. In addition, while we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated since we commenced operations, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to our allowance for loan losses would decrease our net income.

Our business is subject to various lending risks depending on the nature of the borrower's business, its cash flow and our collateral.

   Repayment of our commercial loans is often dependent on cash flow of the borrower, which may be unpredictable, and collateral securing these loans may fluctuate in value. Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, equipment or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. Commercial loans (excluding agricultural loans) were $192.7 million, or 43.9% of our total loan portfolio, at March 31, 2001.

   Our commercial real estate loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Because payments on loans secured by commercial real estate often depend upon the successful operating and management of the properties, repayment of these loans may be affected by factors outside the borrower's control, including adverse conditions in the real estate market or the economy or changes in government regulation. If the cash flow from the project is reduced, the borrower's ability to repay the loan and the value of the security for the loan may be impaired. At March 31, 2001, commercial real estate loans totaled $84.7 million, or 19.3% of our total loan portfolio.

   Our construction loans are based upon estimates of costs to construct and value associated with the completed project, and these estimates may be inaccurate. At March 31, 2001, total construction loans, including land acquisition and development, totaled $37.4 million, or 8.5% of our total loan portfolio. Residential construction loans were $30.7 million, of which approximately $26.6 million were pre-sold and $4.1 million were for future sale to unidentified buyers. Commercial construction loans comprised $6.7 million of the total portfolio, of which 100% were pre-leased. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. Delays in completing the project may arise from labor problems, material shortages and other unpredictable contingencies. If the estimate of the cost of construction is inaccurate, we may be required to advance additional funds to complete construction. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of the project.

   Our consumer loans generally have a higher risk of default than our other loans. Our consumer loans include personal loans and lines of credit available to individuals for various purposes including the purchase of automobiles, boats, other recreational vehicles, home improvements and personal investments. Consumer loans entail greater risk than our other loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. Consumer loans, including installment, home equity, and unsecured lines of credit, were $58.0 million, or 13.2% of our loan portfolio, at March 31, 2001.

   Our agricultural loans involve a high degree of risk, and the ability of the borrower to repay may be affected by many factors outside of the borrower's control. At March 31, 2001, agricultural loans totaled $40.7 million, or 9.3% of our total loan portfolio. At that date, the agricultural portfolio was made up of loans to greenhouse operations totaling $17.3 million, loans to poultry producers totaling $9.5 million and loans to dairy operations of $4.4 million, with the balance of $9.5 million diversified over a wide range of agricultural businesses, including hog, cattle and cash crop production. Payments on agricultural loans are dependent on the profitable operation or management of the agribusiness. The success of the business may be affected by many factors outside the control of the agribusinessperson, including adverse weather conditions that prevent the planting of a crop or limit crop yields (like hail, drought, and floods), loss of livestock due to disease or other factors, declines in market prices for agricultural products (both domestically and internationally) and the impact of government regulations (including changes in price supports, subsidies and environmental regulations). An occurrence of any of these could affect the ability of the borrower to repay their loan indebtedness or cause a rapid decrease in the value of the collateral securing that indebtedness, and have an adverse effect on our profitability.

We may experience difficulties in managing our growth.

   While our rate of growth, in percentage terms, is expected to decline as compared to historical levels, we intend to continue to pursue a growth strategy. To sustain our continued growth, we may require additional funding to support increased lending activities. Customer deposits are our principal source of funds. As part of our strategy to increase our deposits and loan growth, we intend to expand into additional communities and seek to strengthen our position in our current markets by opening additional branch offices. While we have achieved operational profitability at a few of our new branches in 6 months, we normally expect to achieve operational profitability at a new facility in 18 to 24 months. This period of initial unprofitability is due to the impact of relatively fixed overhead expenses and the lag time associated with generating loans and deposits. To the extent that we undertake growth initiatives, we are likely to continue to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse affect on our levels of net income, return on average equity and return on average assets.

   In addition, we may acquire banks, related businesses or branches of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including:

  . potential exposure to unknown or contingent liabilities of banks, businesses, or branches we acquire;

  . exposure to potential asset quality issues of the acquired banks, businesses, or branches;

  . difficulty and expense of integrating the operations and personnel of banks, businesses, or branches we acquire;

  .  potential disruption to our business;

  .  potential diversion of our management's time and attention;

  . the possible loss of key employees and customers of the banks, businesses, or branches we acquire; and

  . the need for financial reporting purposes to record and amortize core deposit premiums and/or goodwill.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

   We are and will continue to be dependent upon the services of our management team, including our Chairman and Chief Executive Officer, the President and Chief Executive Officer of Macatawa Bank, and our other senior managers. Losing one or more key members of the management team could adversely affect our operations. We do not maintain key man life insurance on any of our officers or directors.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

   We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer other services which we do not, including brokerage, insurance, mutual funds and international banking services. The primary competitors in our market area are Fifth Third Bancorp, Huntington Bancshares, National City Corp., Chemical Financial Corporation, and Bank of Holland. Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which we conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

   The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. As a bank holding company, we are also subject to extensive regulation by the Federal Reserve Board, in addition to other regulatory and self-regulatory organizations. Our ability to establish new facilities or make acquisitions is conditioned upon the receipt of the required regulatory approvals from these organizations. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

   The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as creating additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our articles of incorporation and by-laws and the laws of Michigan contain provisions that could make a takeover more difficult.

   Our articles of incorporation and by-laws, and the laws of Michigan, include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our company's best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

   The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our articles of incorporation and by-laws, federal law requires the Federal Reserve Board's approval prior to acquisition of "control" of a bank holding company. All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and could adversely affect the price of our common stock.

We may not be able to continue to pay dividends on our common stock.

   We are a holding company and substantially all of our assets are held by our bank. Our ability to continue to make dividend payments to our shareholders will depend primarily on available cash resources at the holding company level and dividends from our bank. Dividend payments or extensions of credit from our bank are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. We cannot assure you that our bank will be able to pay dividends to us in the future.

There is a limited trading market for our common stock.

   The price of our shares of common stock subject to this offering may be greater than the market price for our common stock following the offering. Our common stock is reported on the Nasdaq National Market under the symbol "MCBC." The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of approximately $20.7 million from the sale of 1,400,000 shares of our common stock in this offering, at the public offering price of $16.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $23.8 million.

   We will use the net proceeds from this offering to strengthen our capital position in anticipation of future growth, to repay $4.0 million of indebtedness, and for other general corporate purposes. After repaying $4.0 million of indebtedness, we will immediately contribute approximately $3.0 million of the net proceeds to Macatawa Bank to strengthen Macatawa Bank's capital position. The remainder of the net proceeds will be deposited in our account at Macatawa Bank, and will be available for contribution to our bank's capital from time to time as needed and for general corporate purposes.

   We have an $8.0 million credit facility with a correspondent commercial bank that will expire on September 26, 2001. At June 11, 2001, we had $4.0 million outstanding under this credit facility. The weighted average cost of the outstanding balance drawn on this credit facility was 6.18% at June 11, 2001. We intend to pay off our outstanding balance under this credit facility out of the net proceeds of this offering.

                                 CAPITALIZATION

   The following table sets forth our unaudited total deposits, indebtedness and capitalization at March 31, 2001, and as adjusted to reflect the issuance and sale of 1,400,000 shares at the offering price of $16.00 per share and the application of the net proceeds. The following table has also been adjusted for the 3% stock dividend distributed May 4, 2001. This information should be read in conjunction with our consolidated financial statements and the related notes.

                                                            At March 31, 2001
                                                            ------------------
                                                                         As
                                                             Actual   adjusted
                                                            --------  --------
                                                               (Dollars in
                                                               thousands)
Deposits:
Noninterest-bearing deposits..............................  $ 45,498  $ 45,498
Interest-bearing deposits.................................   373,214   373,214
                                                            --------  --------
  Total deposits..........................................  $418,712  $418,712
                                                            ========  ========
Indebtedness:
Long-term and short-term debt.............................  $  4,000  $     --
Advances from the Federal Home Loan Bank..................    62,588    62,588
                                                            --------  --------
  Total indebtedness......................................  $ 66,588  $ 62,588
                                                            ========  ========
Shareholders' equity:
Preferred stock, no par value, 500,000 shares authorized,
 no shares issued and outstanding.........................  $     --  $     --
Common stock, no par value, 9,500,000 shares authorized,
 3,696,789 shares issued and outstanding, 5,096,789 shares
 as adjusted(1)...........................................    38,653    59,304
Retained earnings.........................................       211       211
Accumulated other comprehensive income, net of income
 tax......................................................       471       471
                                                            --------  --------
  Total shareholders' equity..............................  $ 39,335  $ 59,986
                                                            ========  ========
Total deposits, indebtedness and shareholders' equity.....  $524,635  $541,286
                                                            ========  ========
Company regulatory capital ratios:
Total capital to risk-weighted assets.....................       9.9%     14.5%
Tier 1 capital to risk-weighted assets....................       8.7%     13.3%
Tier 1 leverage ratio.....................................       7.7%     11.7%
Bank regulatory capital ratios:(2)
Total capital to risk-weighted assets.....................      10.7%     11.4%
Tier 1 capital to risk-weighted assets....................       9.5%     10.1%
Tier 1 leverage ratio.....................................       8.3%      8.9%

-----------------
(1) The number of shares outstanding after the offering excludes 167,787 shares issuable upon the exercise of outstanding options and 78,641 shares reserved for future issuance under our stock option and purchase plans. See "Management--Executive Compensation." This number also assumes that the underwriters' over-allotment option is not exercised. If the over-allotment is exercised in full, we will issue and sell an additional 210,000 shares.
(2) The as adjusted column assumes the contribution of $3.0 million of the net proceeds of the offering to the bank.

                                    DILUTION

   The net tangible book value of our common stock at March 31, 2001 was $39.3 million, or $10.64 per share. After giving effect to this offering at a price of $16.00 per share, the net tangible book value of our common stock at March 31, 2001 would have been $60.0 million, or $11.77 per share. This represents an immediate dilution to investors of $4.23 per share, as illustrated by the following table:

   Offering price per share............................................ $16.00
   Net tangible book value per share of common stock at March 31,
    2001............................................................... $10.64
   Increase per share of common stock attributable to new investors.... $ 1.13
   Pro forma net tangible book value per share of common stock after the offering(1).................................................... $11.77
   Dilution per share of common stock to new investors(1).............. $ 4.23

-----------------
(1) The number of shares outstanding after the offering excludes 167,787 shares issuable upon the exercise of outstanding options and 78,641 shares reserved for future issuance under our stock option and purchase plans. See "Management--Executive Compensation." This number also assumes that the underwriters' over-allotment option is not exercised. If the over-allotment is exercised in full, we will issue and sell an additional 210,000 shares.

                            MARKET FOR COMMON STOCK

   Our common stock has been quoted on the Nasdaq National Market since May 17, 2001. From December 27, 1999 through May 16, 2001, our common stock was quoted on the Nasdaq SmallCap Market. From the completion of our initial public offering in April 1998 through December 27, 1999, our common stock was quoted on the OTC Bulletin Board. High and low bid prices (as reported on the OTC Bulletin Board) and high and low sales prices (as reported on the Nasdaq National Market and the Nasdaq SmallCap Market) for each quarter are included in the following table. The following table reflects an adjustment to our historical share data for the 3% stock dividend we distributed on May 4, 2001.

                                                                   High   Low
                                                                  ------ ------
   1998
   Second quarter................................................ $14.81 $14.08
   Third quarter.................................................  16.02  13.59
   Fourth quarter................................................  16.99  14.56
   1999
   First quarter................................................. $16.50 $14.32
   Second quarter................................................  15.05  13.11
   Third quarter.................................................  15.05  13.59
   Fourth quarter................................................  15.53  12.62
   2000
   First quarter................................................. $15.05 $12.75
   Second quarter................................................  13.47  11.17
   Third quarter.................................................  12.86  10.32
   Fourth quarter................................................  13.59  10.68
   2001
   First quarter................................................. $14.56 $12.99
   Second quarter (through June 11, 2001)........................  18.00  13.66

   These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The quotations do not include intra-day highs or lows. At June 11, 2001, the closing sales price of our common stock was $16.89.

   At March 31, 2001, we had approximately 2,600 shareholders, consisting of approximately 650 owners of record and approximately 1,950 beneficial owners of our common stock.

                                DIVIDEND POLICY

   We declared our first cash dividend during the fourth quarter of 2000. The dividend amount was $.07 per share and was paid December 29, 2000. We paid a second cash dividend of $.07 per share on March 29, 2001, and will pay a third cash dividend of $.07 per share on June 29, 2001, to shareholders of record on June 7, 2001. On May 4, 2001, we distributed a 3% stock dividend to our shareholders.

   We intend to continue to declare quarterly cash dividends in the future. We may also consider declaring stock dividends on an annual basis. We are expecting to obtain the funds for the payment of future cash dividends from the dividends we receive from Macatawa Bank out of its earnings. However, there can be no assurance that we will have the financial resources to continue to pay dividends in the future.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We are a Michigan corporation and are the bank holding company for Macatawa Bank. Macatawa Bank commenced operations on November 25, 1997. We provide a full range of commercial and consumer banking services, as well as trust services through a network of 13 full service branches located in communities in Ottawa County, northern Allegan County and southwestern Kent County, Michigan.

   While maintaining asset quality and improving profitability, we have experienced rapid and substantial growth since opening in November 1997. Assets have grown from $189.2 million at year end 1998, to $528.3 million at March 31, 2001. We first became profitable in 1999 with net income for that year of $693 thousand. Net income increased to $3.3 million for 2000 and our net income for the first quarter of 2001 was $1.1 million as compared with $527 thousand for the first quarter of 2000. We became fully taxable for federal and state taxes in August 2000. At December 31, 2000, we had 13 branch banking offices and 3 service facilities. We completed an underwritten initial public offering of our common stock in April 1998, resulting in net proceeds of $14.1 million. Prior to that offering, we raised $8.2 million in a private offering for the initial capitalization of our bank. In June 1999, we completed an offering of common stock to our shareholders resulting in net proceeds of $14.6 million.

Financial Condition

   Summary. Our total assets increased to $528.3 million at March 31, 2001 from $499.8 million at December 31, 2000 and $344.9 million at December 31, 1999. This was an increase of $154.9 million or 44.9% for the year 2000 and an increase of $28.5 million or 5.7% for the first quarter of 2001. We believe the strong asset growth reflects the acceptance of our community banking philosophy in the growing communities we serve. Our asset growth consists primarily of growth in our loan portfolio as we continue to attract new loan customers despite the strong competition from other locally based community banks and larger regional banks. We anticipate continued growth in total assets, due to our ability to capture additional market share, continued economic growth in our market area and, in part, due to the consolidation of our local competitors into large out-of-state regional banks.

   Strong deposit growth principally funded our increased total assets. Our total deposits grew to $418.7 million at March 31, 2001 from $398.6 million at December 31, 2000 and $279.4 million at December 31, 1999. This was an increase of $119.2 million or 42.7% for the year 2000 and an increase of $20.1 million or 5.0% for the first quarter of 2001. We attribute the strong deposit growth to our quality customer service, the desire of our customers to bank with a local bank, and convenient accessibility through the expansion of our branch network. As we continue to grow, we expect our percentage rate of growth to decline.

   Cash and Cash Equivalents. Our cash and cash equivalents, which include federal funds sold and short-term investments, were $23.5 million at March 31, 2001, $26.3 million at December 31, 2000 and $20.6 million at December 31, 1999. The increase during 2000, as compared to 1999, was due to higher levels of customer deposit activity at year end. The decrease during the first quarter of 2001 reflected our return to more normal levels of cash and cash equivalents.

   Securities. All of the securities we purchase are classified as "available for sale" and may be sold to meet our liquidity needs. The primary objective of our investing activities is to provide for the safety of the principal invested. Our secondary considerations include increased earnings, increased liquidity and decreased overall exposure to changes in interest rates. Our securities available for sale increased to $51.8 million at March 31, 2001 from $48.7 million at December 31, 2000 and from $28.3 million at December 31, 1999. This was an increase of $20.4 million or 72.1% during the year 2000 and an increase of $3.1 million or 6.4% during the first quarter of 2001. The increase was the result of purchasing additional securities as a means of strengthening our liquidity ratio. We expect continued growth of our securities portfolio generally consistent with the growth of our company in order to maintain appropriate levels of liquidity. Additionally, we expect securities to increase in the upcoming quarters as we invest the proceeds of this offering, pending their deployment in loans and other earning assets.

   The following table sets forth the amount of securities available for sale at the end of each period.

                                                               At December 31,
                                                  At March 31, ---------------
                                                      2001      2000    1999
                                                  ------------ ------- -------
                                                     (In thousands)
   U. S. Treasury and U.S. Government Agencies...   $45,197    $45,991 $27,337
   Michigan municipal bonds......................     6,621      2,678     944
                                                    -------    ------- -------
                                                    $51,818    $48,669 $28,281
                                                    =======    ======= =======

   Excluding our holdings in the investment portfolio of U.S. Treasury and U.S. Government Agency Securities, we had no investments in securities of any one issuer which exceeded 10% of our shareholders' equity.

   The following is a schedule of maturities and the weighted average yield of each category of securities we held at March 31, 2001.

                                                             Maturing
                          -----------------------------------------------------------------------------------
                                                                                                Investments
                                                                                                  with no
                          Due within one     One to five      Five to ten                       contractual
                               year             years            years       After ten years     maturity
                          ---------------  ---------------  ---------------  ---------------  ---------------
                          Estimated        Estimated        Estimated        Estimated        Estimated
                           market   Avg.    market   Avg.    market   Avg.    market   Avg.    market   Avg.
                            value   yield    value   yield    value   yield    value   yield    value   yield
                          --------- -----  --------- -----  --------- -----  --------- -----  --------- -----
                                                      (Dollars in thousands)
Available for sale:
 U.S. Treasury and U.S.
  Government Agencies...   $13,109  6.51%   $28,431  6.11%   $3,657   5.40%   $    --    --%   $    --     --%
 Tax-exempt MI municipal
  bonds.................        --    --%        --    --%    1,886   4.52%     4,735  4.91%        --     --%
                           -------  ----    -------  ----    ------   ----    -------  ----    -------  -----
 Total..................   $13,109  6.51%   $28,431  6.11%   $5,543   5.09%   $ 4,735  4.91%   $    --     --%
                           =======  ====    =======  ====    ======   ====    =======  ====    =======  =====

   Loan Portfolio. Our total loan portfolio increased to $438.5 million at March 31, 2001 as compared to $410.7 million at December 31, 2000 and $285.4 million at December 31, 1999. The majority of loans we make are to small and mid-sized businesses in the form of commercial and commercial real estate loans. Our combined commercial loans totaled $318.1 million at March 31, 2001, up from $293.5 million at December 31, 2000 and from $201.4 million at December 31, 1999. That was an increase of $92.1 million or 45.7% for 2000 and $24.6 million or 8.4% for the first quarter of 2001. Our total combined commercial loans accounted for 72.6% of our total loans at March 31, 2001 and for 71.4% of our total loan portfolio at year-end for both 2000 and 1999.

   Our commercial loan portfolio comprised 53.2% of our total loan portfolio at March 31, 2001. Our commercial loans totaled $233.4 million at March 31, 2001, $214.1 million at December 31, 2000, and $147.2 million at December 31, 1999.

   Our commercial real estate portfolio comprises approximately 19.3% of our total loan portfolio and includes both loans to businesses for real estate and loans to residential home developers as well. Our commercial real estate loans totaled $84.7 million at March 31, 2001, $78.8 million at December 31, 2000, and $54.2 million at December 31, 1999. Most of the commercial real estate loans we make are on owner-occupied real estate.

   Our residential real estate loan portfolio, which also includes residential construction loans made to the individual home owner, comprises 14.2% of our total loans. However, our residential loan origination volume is significantly higher, with only a small portion of the residential home loans retained for our own portfolio. We originated $46.6 million in residential mortgages in the first quarter of 2001, $91.4 million for 2000, and $105.3 million for 1999. The higher overall interest rate levels we experienced during most of 2000 resulted in lower levels of residential refinancing and, as a result, lowered our overall loan originations as compared to 1999. Due to lower interest rates in the first quarter of 2001, residential loan origination volume increased significantly, and we are expecting it to remain higher as long as interest rates remain favorable for mortgage originations.

   Our consumer loan portfolio includes both loans secured by personal property, as well as home equity fixed term and line of credit loans. Our home equity loans totaled $34.0 million at March 31, 2001, $33.5 million at December 31, 2000, and $22.1 million at December 31, 1999. Approximately 89.0% of our home equity loans are underwritten with a loan to value ratio of less than 90.0%, and are considered by us to be well collateralized.

   The following table reflects the composition of our loan portfolio and the corresponding percentage of our total loans represented by each class of loans as of the dates indicated.

                                                  At December 31,
                              At March 31,   ----------------------------
                                  2001           2000           1999
                              -------------  -------------  -------------
                               Amount    %    Amount    %    Amount    %
                              --------  ---  --------  ---  --------  ---
                                      (Dollars in thousands)
   Commercial................ $233,381   53% $214,098   52% $147,232   52%
   Commercial real estate....   84,723   19    79,444   19    54,160   19
   Residential real estate...   62,366   14    60,822   15    44,734   15
   Consumer..................   57,985   14    56,312   14    39,248   14
                              --------  ---  --------  ---  --------  ---
     Total loans.............  438,455  100%  410,676  100%  285,374  100%
                                        ===            ===            ===
   Less:
   Allowance for loan
    losses...................   (6,243)        (5,854)        (3,995)
                              --------       --------       --------
     Total loans receivable,
      net.................... $432,212       $404,822       $281,379
                              ========       ========       ========

   The following table shows our total loans outstanding at March 31, 2001 which, based on remaining scheduled repayments of principal, are due in the periods indicated.

                                                  Maturing
                                ---------------------------------------------
                                                1 -5
                                Within 1 Year  Years   After 5 years  Total
                                ------------- -------- ------------- --------
                                               (In thousands)
   Commercial..................   $124,991    $102,654    $ 5,736    $233,381
   Commercial real estate......     14,320      68,322      2,081      84,723
   Residential real estate.....      7,362      12,033     42,971      62,366
   Consumer....................      7,133      33,334     17,518      57,985
                                  --------    --------    -------    --------
     Totals....................   $153,806    $216,343    $68,306     438,455
                                  ========    ========    =======
   Allowance for loan losses...                                        (6,243)
                                                                     --------
     Total loans receivable,
      net......................                                      $432,212
                                                                     ========

   Below is a schedule of our loan amounts maturing or repricing which are classified according to their sensitivity to changes in interest rates at March 31, 2001.

                                                    Interest Sensitivity
                                               -------------------------------
                                                Fixed
                                                 Rate   Variable Rate  Total
                                               -------- ------------- --------
                                                       (In thousands)
   Due within three months.................... $ 21,243   $176,073    $197,316
   Due after three months within one year.....   38,536        737      39,273
   Due after one but within five years........  154,477     21,229     175,706
   Due after five years.......................   23,897      2,263      26,160
                                               --------   --------    --------
     Total.................................... $238,153   $200,302     438,455
                                               ========   ========
   Allowance for loan losses..................                          (6,243)
                                                                      --------
     Total loans receivable, net..............                        $432,212
                                                                      ========

   Nonperforming Assets. Our nonperforming loans include loans on nonaccrual, restructured loans, as well as loans delinquent by more than 90 days, but that are still accruing. Our total nonperforming loans at March 31, 2001 totaled $60 thousand, as compared to $196 thousand at December 31, 2000 and $101 thousand at December 31, 1999. Our loan performance is reviewed regularly by an external loan review team, our own loan officers, and our senior management. When reasonable doubt exists concerning collectibility of the interest or principal of one of our loans, that loan will be placed on nonaccrual status. Any interest previously accrued but not collected at that time will be reversed and charged against current earnings. At March 31, 2001, we had no other interest bearing assets which required classification. We are not aware of any recommendations by regulatory agencies, which, if implemented, would have a material impact on our liquidity, capital or operations.

   The following table shows the composition and amount of our nonperforming assets.

                                                        At December 31,
                                    At March 31,   ----------------------------
                                        2001         2000      1999      1998
                                  ---------------- --------  --------  --------
                                            (Dollars in thousands)
Nonaccrual loans................      $     60     $    155  $    101  $     --
Loans 90 days or more delinquent
 and still accruing interest....            --           41        --        --
Restructured loans..............            --           --        --        --
                                      --------     --------  --------  --------
Total nonperforming loans.......            60          196       101        --
Other real estate owned.........            29           --        --        --
                                      --------     --------  --------  --------
Total nonperforming assets......      $     89     $    196  $    101  $     --
                                      ========     ========  ========  ========
Nonperforming loans to total
 loans..........................           .01%         .05%      .04%      .00%
Nonperforming assets to total
 assets.........................           .02%         .04%      .03%      .00%

   The following is a summary of our loan balances at the end of each period and the daily average balances of those loans. It also includes changes in the allowance for possible loan losses arising from loans we may have had to charge off, recoveries on loans we have previously charged off, and additions to the allowance we have expensed.
                                     At or for        At or for the years
                                  the three months     ended December 31,
                                  ended March 31,  ----------------------------
                                        2001         2000      1999      1998
                                  ---------------- --------  --------  --------
                                            (Dollars in thousands)
Loans:
  Average daily balance of loans
   for the period...............      $425,631     $347,351  $213,472  $ 60,299
  Amount of loans outstanding at
   end of period................       438,455      410,676   285,374   137,882
Allowance for loan losses:
  Balance at beginning of
   period.......................      $  5,854     $  3,995  $  2,030  $      7
  Addition to allowance charged
   to operations................           522        1,931     1,967     2,023
  Loans charged-off.............          (144)         (87)       (6)       --
  Recoveries....................            11           15         4        --
                                      --------     --------  --------  --------
    Balance at end of period....      $  6,243     $  5,854  $  3,995  $  2,030
                                      ========     ========  ========  ========
Ratios:
  Net charge-offs to average
   loans outstanding............          0.03%         .02%      .00%      .00%
  Allowance for loan losses to
   loans outstanding at period
   end..........................          1.42%        1.43%     1.40%     1.47%

   Allowance for Loan Losses. Our allowance for loan losses at March 31, 2001 was $6.2 million, an increase from $5.9 million at December 31, 2000 and $4.0 million at December 31, 1999. In each of these periods, our allowance for loan losses ranged from 1.40% to 1.50% of our total loans outstanding. We have not experienced any material credit losses in our three plus years of operations. First quarter net charge-offs totaled $133 thousand, which was the largest quarter of losses since our inception. However, this represented only .03% of average loans for the quarter and is still considered by management to be an exceptional level within the banking industry. Although our level of delinquencies has been historically low, due to the short history of our loan portfolio and the significant increases in loans we have originated since we began operations, we cannot assure you that we will not experience an increase in delinquencies and losses as our loans continue to mature. Our allowance for loan losses is maintained at a level our management considers appropriate based upon their assessment of relevant circumstances. Our management prepares a quarterly evaluation of the allowance for loan losses. The analysis is based upon a number of factors, including a continuous review of our loan portfolio, our own loan loss experience, the banking industry's historical loan loss experience, known and inherent risks included in our loan portfolio, the composition of our loans, growth of our portfolio, and current economic conditions.

   As part of the analysis, our management assigns a portion of the loan loss allowance to our entire portfolio by loan type and loan grade, and to specific credits that have been identified as problem loans, and also reviews our past loss experience. Our local economy and particular concentrations are considered, as well as a number of other factors. While the commercial loan portfolio has performed very well during our first three plus years of existence, the allowance does reflect a higher percentage allocation against that portfolio due to management's assessment of inherently higher risks in commercial lending. By their very nature, commercial loans generally have a high degree of risk due to:

  .  their high dollar amounts;

  .  the great discrepancy between the business activities of each customer;

  .  the collateral for each loan is extremely varied;

  .  the need to have more information and detail and in-depth underwriting;
     and

  . each customer's ability to repay their obligation may be dramatically affected by overall economic conditions.

   The following table shows the allocation of the allowance for loan loss at the dates indicated to the extent specific allocations have been determined relative to particular loans.

                                                                 At December 31,
                                             --------------------------------------------------------
                          At March 31, 2001         2000               1999               1998
                          ------------------ ------------------ ------------------ ------------------
                                      % of               % of               % of               % of
                                      each               each               each               each
                                    category           category           category           category
                          Allowance to total Allowance to total Allowance to total Allowance to total
                           Amount    loans    Amount    loans    Amount    loans    Amount    loans
                          --------- -------- --------- -------- --------- -------- --------- --------
                                                    (Dollars in thousands)
Commercial and
 commercial real
 estate.................   $4,241     72.6%   $3,902     71.5%   $2,784     70.6%   $1,422     69.4%
Residential real
 estate.................      168     14.2       176     14.8       112     15.7        57     16.3
Consumer................      468     13.2       435     13.7       297     13.7       165     14.3
Unallocated.............    1,366      0.0     1,341      0.0       802      0.0       386      0.0
                           ------    -----    ------    -----    ------    -----    ------    -----
 Total..................   $6,243    100.0%   $5,854    100.0%   $3,995    100.0%   $2,030    100.0%
                           ======    =====    ======    =====    ======    =====    ======    =====

   The above allocations are not intended to imply limitations on usage of our loan loss allowance. The entire allowance is available for any loan losses without regard to loan type.

   Premises and Equipment. Our premises and equipment totaled $12.1 million at March 31, 2001 and $12.3 million at December 31, 2000 as compared to $10.0 million at December 31, 1999. The increase in 2000 resulted primarily from our purchase of a previously leased branch facility, as well as the construction of a full service branch to replace a temporary storefront branch. Additionally, we invested in a proof processing imaging system that efficiently captures check images as items are processed. This allows electronic retrieval of check images by our staff, and in the future it will enable us to provide images to our customers through on-line inquiries.

   For the first quarter of 2001, our investment in additional premises and equipment was relatively small. However, we expect significant increases in the latter part of 2001 and through 2002. Presently we are completing the build out of a new leased branch in Grandville, have secured a site to relocate our Hudsonville branch in a new full service facility and have preliminary plans to construct a new company headquarters and a new branch in the City of Holland. We have purchased a parcel of land between Holland and Zeeland where we plan to construct a 25,000 to 30,000 square foot facility that will house our administration, human resources, trust, loan underwriting and processing, and proof and deposit operations. The estimated cost to purchase the land and complete the construction is $6.2 million. We presently intend to fund the cost of the new headquarters building with long-term debt financing. Our current intention for the next several years is to open at least two additional branches each year, subject to economic conditions, our continued success in penetrating new markets, our ability to find appropriate branch sites and hire qualified employees, our evaluation of costs and other factors.

   Deposits. Deposits are gathered from the communities we serve through our network of 13 branches. We offer business and consumer checking accounts, regular and money market savings accounts, and certificates of deposit having many options in their terms.

   Our total deposits increased to $418.7 million at March 31, 2001, an increase from $398.6 million at December 31, 2000 and from $279.4 million at December 31, 1999. We believe these increases were substantially a result of deposits from new customers. Noninterest bearing demand accounts comprised 10.9% of our total deposits at March 31, 2001, compared to 12.7% at year end 2000 and 1999. Savings accounts and NOW accounts comprised 45.8% of our total deposits at March 31, 2001, a decrease from 48.3% at the end of 2000 and 54.2% at the end of 1999. Time accounts increased as a percent of our total deposits to 43.3% at March 31, 2001, compared to 38.9% at the end of 2000 and 33.5% at the end of 1999. We attribute the growth in time accounts to our competitive pricing which allows us to maintain current customer accounts while attracting new customers and new funds. We set our deposit pricing to be competitive with other banks in our market area, without being the price leader. This has enabled us to increase deposits from new, as well as existing customers, while maintaining a strong net interest margin. We periodically purchase brokered deposits to supplement our funding sources. These are time accounts originated outside of our local market area. These brokered deposits comprised 5.8% of total deposits at March 31, 2001, as compared to 4.1% at the end of 2000 and 2.3% at the end of 1999. Our present policy is to limit brokered deposits to a maximum of 10% of our total deposits.

   The following table sets forth the average deposit balances and the weighted average rates paid thereon.

                          Average for the
                            three months       Average for the years ended December 31,
                          ended March 31,  -------------------------------------------------
                                2001             2000             1999            1998
                          ---------------- ---------------- ---------------- ---------------
                                   Average          Average          Average         Average
                           Amount   Rate    Amount   Rate    Amount   Rate   Amount   Rate
                          -------- ------- -------- ------- -------- ------- ------- -------
                                                (Dollars in thousands)
Noninterest bearing
 demand.................  $ 43,411     0%  $ 39,946     0%  $ 27,186     0%  $ 8,991     0%
NOW accounts............    50,585   2.3%    45,246   2.6%    29,721   2.6%   10,420   3.0%
MMDA/Savings............   137,960   4.2%   131,069   4.7%    97,849   4.2%   35,743   4.7%
Time....................   168,042   6.4%   123,756   6.4%    68,629   5.5%   20,899   5.7%
                          --------   ---   --------   ---   --------   ---   -------   ---
 Total Deposits.........  $399,998   4.4%  $340,017   4.5%  $223,385   3.9%  $76,053   4.2%
                          ========   ===   ========   ===   ========   ===   =======   ===

   The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity at March 31, 2001:

                                                               At March 31, 2000
                                                               -----------------
                                                                (In thousands)
     Three months or less.....................................      $37,046
     Over 3 months through 6 months...........................       13,808
     Over 6 months through 1 year.............................       31,529
     Over 1 year..............................................       16,687
                                                                    -------
                                                                    $99,070
                                                                    =======

   Borrowed Funds. Borrowed funds totaled $66.6 million at March 31, 2001 as compared to $61.2 million at December 31, 2000 and $30.0 million at December 31, 1999. Borrowed funds increased $31.2 million or 104.0% for 2000 and increased $5.4 million or 8.8% during the three months ended March 31, 2001. Borrowed funds consist principally of advances from the Federal Home Loan Bank. Borrowed funds also include Federal Funds we purchase, which we use to settle our daily cash letter position with our correspondent banks. Additionally, we secured a $5.0 million credit facility in September 2000, which was subsequently increased to $8.0 million in March 2001. At March 31, 2001, $4.0 million had been advanced on the credit facility and contributed to the capital of Macatawa Bank to enable the bank to maintain its regulatory capital at the well-capitalized level. The total outstanding balance we have on this credit facility will be repaid out of the proceeds of this offering.

   Retained Earnings. In May 2001 we distributed a 3% stock dividend resulting in the transfer of $1.8 million from our retained earnings to our common stock. After adjusting for the stock dividend, we had retained earnings of $211 thousand at March 31, 2001 as compared to $1.1 million at year end 2000 and a retained deficit of $2.0 million at year end 1999. The retained deficit at the end of 1999 was primarily the result of our start-up losses for two months of 1997, and full year 1998. Our losses in our initial year included normal operating expenses, loan loss provision on our new and rapidly growing loan portfolio, and costs associated with expanding our branch network. Our management believes that the expenditures made in 1997 and 1998 created the infrastructure and laid the foundation for our future growth and profitability in subsequent years. We had net income of $3.3 million in 2000, an increase from $693 thousand in 1999. Our quarterly net income was $1.1 million for the three months ended March 31, 2001 as compared to $527 thousand for the three months ended March 31, 2000. We also paid out cash dividends totaling $251 thousand during the year ended December 31, 2000 and again in the first quarter of 2001. There were no dividends paid out during either 1999 or 1998.

Results of Operations -- Comparison of our operating results for the three months ended March 31, 2001 and 2000.

   Summary of Results. Our net income for the quarter ended March 31, 2001, was $1.1 million, an increase of $564 thousand over the same period for 2000. The primary reason for the 107.2% increase in net income was our continued earning asset growth resulting in an increase of net interest income. This increase was partially offset by additional income tax as we became fully taxable in August 2000. The following table summarizes net income and key performance measures for the two periods presented.

                                                                    For the
                                                                  three months
                                                                  ended March
                                                                      31,
                                                                  -------------
                                                                   2001   2000
                                                                  ------  -----
                                                                  (Dollars in
                                                                   thousands,
                                                                   except per
                                                                     share
                                                                    amounts)
   Net income.................................................... $1,091  $ 527
     Basic earnings per share.................................... $  .30  $ .14
     Diluted earnings per share.................................. $  .29  $ .14
   Earnings ratios:
     Return on average assets(1).................................    .86%   .58%
     Return on average equity(1).................................  11.24%  6.23%
     Average equity to average assets............................   7.63%  9.35%
     Dividend payout ratio.......................................  24.14%  0.00%
     Efficiency ratio............................................  61.85% 74.28%
     Net interest margin(1)......................................   4.03%  4.15%

-----------------
(1) The ratio has been annualized and is not necessarily indicative of the results for the entire year.

   Our net income for the three months ended March 31, 2001 improved dramatically over net income for the three months ended March 31, 2000 as a result of improved net interest income. Continued strong growth in loans and deposits were primarily responsible for the increases in our net interest income. Net interest income for the quarter ended March 31, 2001 was $4.8 million compared to $3.5 million for the quarter ended March 31, 2000, an increase of 37.1%.

   Our noninterest income totaled $828 thousand for the quarter ended March 31, 2001, as compared to $406 thousand for the quarter ended March 31, 2000. Noninterest expense totaled $3.5 million for the quarter ended March 31, 2001, as compared to $2.9 million for the quarter ended March 31, 2000.

   Analysis of Net Interest Income. The following schedule presents, for the periods indicated, information regarding:

  . our total dollar amount of interest income from average earning assets and the resultant average yields;

  . our total dollar amount of interest expense on average interest-bearing liabilities and the resultant average cost;

  .  our net interest income;

  .  our interest rate spread; and

  .  our net yield on average earning assets.

                                   For the three months ended March 31,
                            -----------------------------------------------------
                                      2001                       2000
                            -------------------------- --------------------------
                                     Interest  Average           Interest Average
                            Average   earned    yield  Average    earned   yield
                            balance  or paid   or cost balance   or paid  or cost
                            -------- --------  ------- --------  -------- -------
                                          (Dollars in thousands)
         ASSETS:
Taxable securities........  $ 44,005 $   687    6.16%  $ 28,048   $  414   5.84%
Tax-exempt securities
 (1)......................     3,339      41    7.60%     1,014       13   7.99%
Loans (2).................   425,631   9,482    8.93%   301,922    6,611   8.69%
Federal funds sold........       689       9    5.50%     1,308       19   5.70%
Short-term investments....       144       2    5.45%       299        2   2.40%
Federal Home Loan Bank
 stock....................     3,003      59    7.87%     2,312       47   8.00%
                            -------- -------           --------   ------
  Total interest earning
   assets.................   476,811  10,280    8.65%   334,903    7,106   8.43%
Noninterest earning
 assets:
 Cash and due from banks..    20,546                     17,513
 Other....................    11,237                      8,848
                            --------                   --------
  Total assets............  $508,594                   $361,264
                            ========                   ========
     LIABILITIES AND
   SHAREHOLDERS' EQUITY:
Deposits:
 Now and money market
  accounts................  $177,432   1,701    3.89%  $146,523    1,466   4.06%
 Savings..................    10,979      50    1.85%     7,859       37   1.96%
 IRAs.....................    10,294     161    6.33%     6,247       89   5.67%
 Time deposits............   157,748   2,534    6.51%   100,135    1,465   5.93%
Short-term borrowings:
 Federal funds borrowed...     3,459      51    5.86%     1,702       25   6.00%
 Other borrowings.........    64,060     952    5.94%    31,318      487   6.15%
                            -------- -------           --------   ------
  Total interest bearing
   liabilities............   423,972   5,449    5.20%   293,784    3,569   4.87%
Noninterest bearing
 liabilities:
 Noninterest bearing
  demand accounts.........    43,411                     31,920
 Other noninterest bearing
  liabilities.............     2,394                      1,762
Shareholders' equity......    38,817                     33,798
                            --------                   --------
  Total liabilities and
   shareholders' equity...  $508,594                   $361,264
                            ========                   ========
Net interest income.......           $ 4,831                      $3,537
                                     =======                      ======
Net interest spread.......                      3.45%                      3.56%
Net interest margin.......                      4.03%                      4.15%
Ratio of average interest-
 bearing assets to average
 interest-bearing
 liabilities..............            112.46%            114.00%

-----------------
(1)  Yields are adjusted for tax-exempt interest.
(2) Loan fees included in interest income are not material. Nonaccrual loans are included in average loans outstanding.

   Our net interest margin was 4.03% for the quarter ended March 31, 2001, a decrease from net interest margin of 4.15% for the quarter ended March 31, 2000. Our interest spread, which is the difference between our yield from interest earning assets and our cost of interest bearing liabilities, was 3.45% for the first quarter of 2001, as compared to 3.56% for the same quarter in 2000. The decrease in our net interest spread reflected the cost of our interest-bearing liabilities increasing slightly faster than the yield of our interest earning assets during the first quarter of 2001. Our higher cost reflected the impact of our portfolio shifting to a larger mix of time accounts. Time accounts, with a weighted average cost of 6.51% during the quarter ended March 31, 2001, comprised 37.2% of our interest-bearing liabilities for the quarter ended March 31, 2001, as compared to 34.1% for the same period in 2000. Our average cost of time accounts was 6.51% during the first quarter of 2001, while the cost was 5.93% over the same period in 2000. We expect that our net interest margin will continue to contract modestly as assets reprice faster than liabilities in response to a decrease in interest rates. However, this trend will be at least partially mitigated by the impact of the proceeds of this offering.

   Rate/Volume Analysis of Net Interest Income. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of our earning assets and interest-bearing liabilities, distinguishing between changes related to our outstanding balances and changes due to interest rates.

                                                      For the three months
                                                         ended March 31,
                                                     --------------------------
                                                          2001 vs 2000
                                                     --------------------------
                                                     Increase (decrease) due
                                                               to
                                                     --------------------------
                                                     Volume  Rate  Days  Total
                                                     ------  ----  ----  ------
                                                         (In thousands)
   Interest income
   Taxable securities............................... $  237  $ 36  $ --  $  273
   Tax-exempt securities............................     30    (2)   --      28
   Loans............................................  2,715   217   (61)  2,871
   Federal funds sold...............................    (10)   --    --     (10)
   Short term investments...........................     (1)    1    --      --
   Federal Home Loan Bank stock.....................     14    (1)   (1)     12
                                                     ------  ----  ----  ------
   Total interest income............................  2,985   251   (62)  3,174
                                                     ------  ----  ----  ------
   Interest expense
   NOWs and money market deposit accounts...........    287   (40)  (12)    235
   Savings..........................................     16    (3)   --      13
   IRAs.............................................     57    16    (1)     72
   Time deposits....................................    837   244   (12)  1,069
   Federal funds borrowed...........................     27    (1)   --      26
   Other borrowings.................................    518   (47)   (6)    465
                                                     ------  ----  ----  ------
   Total interest expense...........................  1,742   169   (31)  1,880
                                                     ------  ----  ----  ------
   Net interest income.............................. $1,243  $ 82  $(31) $1,294
                                                     ======  ====  ====  ======

   Provision for Loan Losses. Our provision for loan losses is the amount added to our allowance for loan losses to absorb probable loan losses. The amount of the provision is determined by our management, in their judgment, after reviewing the risk characteristics of our loan portfolio, the industry's and our own historical loan loss experience, known and inherent risks included in our loan portfolio, and current economic conditions. Our provision for loan losses for the quarter ended March 31, 2001 was $522 thousand, an increase from $487 thousand at March 31, 2000. This amount was provided as a result of the increase in the total loan portfolio. Our management considers it prudent during the first years of operations to provide for loan losses at similar levels maintained by banks with similar loan portfolios. We will continue to monitor our loan loss performance and increase our loan loss reserve if needed to more closely align it with our own history of loss experience. Along with other financial institutions, management shares a concern for the possible continued softening of the economy in 2001. Should the economic climate continue to deteriorate, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs, and delinquencies could rise and require further increases in the provision.

   Noninterest Income. Noninterest income for the quarter ended March 31, 2001 was $828 thousand, an increase of $422 thousand, or 103.9%, over the same period last year. Service charges on deposit accounts was the single largest component of noninterest income and increased to $314 thousand for the quarter ended March 31, 2001, compared to $201 thousand for the quarter ended March 31, 2000. The increased service charge income was reflective of increased customer accounts. The largest increase in noninterest income was in gain on sale of mortgage loans, which increased by $227 thousand over first quarter 2000. The increased gains were from higher volumes of residential mortgage financing activity as a result of the lower interest rate market during the first quarter of 2001. Higher mortgage refinancing activity is expected to continue as long as interest rates remain favorable for mortgage originations. The trust department began business on January 3, 1999. Trust revenues for the quarter ended March 31, 2001 were $180 thousand compared to $114 thousand for the quarter ended March 31, 2000. Trust revenues continue to improve each quarter, commensurate with the growth of trust assets. We believe trust fee income will continue to increase as the amount of trust assets under our management increases. The following table details the major components of noninterest income for the periods indicated.

                                                                  For the
                                                            three months ended
                                                                 March 31,
                                                            -------------------
                                                              2001      2000
                                                            --------- ---------
                                                              (In thousands)
   Deposit service charges................................. $     313 $     201
   Net gains on asset sales:
     Loans.................................................       266        39
     Securities............................................        --        --
   Trust Fees..............................................       180       114
   Other...................................................        68        52
                                                            --------- ---------
       Total noninterest income............................ $     828 $     406
                                                            ========= =========

   The following schedule shows our net gains on the sale of our residential real estate mortgage loans for the periods indicated.

                                                               For the
                                                          three months ended
                                                              March 31,
                                                          --------------------
                                                            2001       2000
                                                          ---------  ---------
                                                             (Dollars in
                                                              thousands)
   Real estate mortgage loans originated for sale........ $  35,579  $  8,036
   Real estate mortgage loan sales.......................    35,845     8,075
   Net gains on the sale of real estate mortgage loans...       266        39
   Net gains as a percent of real estate mortgage loan
    sales................................................       .74%      .48%

   We sell the majority of our fixed-rate residential loan originations. We do not retain the servicing rights on mortgages that we sell.

   Noninterest Expense. Noninterest expense totaled $3.5 million, an increase of $571 thousand compared to the same quarter for 2000. Salary and benefits, and occupancy and equipment expense increased a combined $362 thousand for the quarter. The growth in expense levels reflected the growth in branch and operational support infrastructure necessary to support increased customer activity. Other increases included advertising and promotion costs, data processing, and other expense, which includes courier, telephone, postage, and outside services. All of these costs are customer activity and branch infrastructure related, and increase as a result of new customer activity being generated.

   The following table details the major components of noninterest expense for the quarters ended March 31, 2001 and 2000.

                                                                  For the
                                                            three months ended
                                                                 March 31,
                                                            -------------------
                                                              2001      2000
                                                            --------- ---------
                                                              (In thousands)
   Salaries and employee benefits.......................... $   1,866 $   1,648
   Occupancy and equipment.................................       295       255
   Furniture and equipment expense.........................       367       263
   Legal and professional fees.............................        66        51
   Advertising.............................................       124        70
   Supplies................................................        85       104
   Data processing fees....................................       102        74
   Other operating expenses................................       595       464
                                                            --------- ---------
   Total noninterest expense............................... $   3,500 $   2,929
                                                            ========= =========

Results of Operations -- Comparison of our operating results for the years ended December 31, 2000, 1999 and 1998.

   Summary of Results. Our net income for 2000 totaled $3.3 million compared to 1999 net income of $693 thousand and a 1998 net loss of $2.5 million. Our increase in income was due to the continued growth of our customer base and respective loan and deposit portfolios, driving increased net interest income. The following table summarizes net income and key performance measures for the three years presented.

                                                        For the years ended
                                                            December 31,
                                                        ----------------------
                                                         2000   1999    1998
                                                        ------  -----  -------
                                                            (Dollars in
                                                         thousands, except
                                                          per share data)
   Net income (loss)................................... $3,349  $ 693  $(2,489)
     Basic earnings (loss) per share...................    .91    .22    (1.18)
   Earnings (loss) ratios:
     Return on average assets..........................    .80%   .26%   (2.70%)
     Return on average equity..........................   9.31%  2.72%  (15.15%)
     Average equity to average assets..................   8.63% 10.86%   19.59%
     Efficiency ratio..................................  67.94% 78.02%  110.84%
     Net interest margin...............................   4.28%  4.37%    4.21%

   Our net income for the year 2000 improved dramatically over 1999 net income primarily as a result of improved net interest income. Continued strong growth in our loans made possible by the increase in deposits received is primarily responsible for the increases in our net interest income. Our net interest income increased by $6.0 million or 56.6% to $16.6 million in 2000 compared to $10.6 million in 1999.

   Our noninterest income totaled $2.1 million for 2000, as compared to $1.5 million for 1999, and $683 thousand for 1998. Noninterest expense totaled $12.7 million for 2000, as compared to $9.4 million for 1999, and $4.8 million for 1998. We became fully taxable during 2000, after utilizing all tax loss carry forwards from 1998. Our federal income tax expense totaled $699 thousand for 2000, whereas in both 1999 and 1998 we did not include a provision for tax expense. We expect our effective tax rate for future years will be 34.0%, with a marginal rate of approximately 33.5% due to tax-free investments.

   Analysis of Net Interest Income. The following schedule presents, for the periods indicated, information regarding:

  . our total dollar amount of interest income from average earning assets and the resultant average yields;

  . our total dollar amount of interest expense on average interest-bearing liabilities and the resultant average cost;

  .  our net interest income;

  .  our interest rate spread; and

  .  our net yield on average earning assets.

                                                For the years ended December 31,
                          ------------------------------------------------------------------------------
                                    2000                       1999                       1998
                          -------------------------- -------------------------- ------------------------
                                   Interest  Average          Interest  Average         Interest Average
                          Average   earned    yield  Average   earned    yield  Average  earned   yield
                          balance  or paid   or cost balance  or paid   or cost balance or paid  or cost
                          -------- --------  ------- -------- --------  ------- ------- -------- -------
                                                     (Dollars in thousands)
        ASSETS:
Taxable securities......  $ 35,459 $ 2,166    6.11%  $ 21,444 $ 1,226    5.71%  $16,471  $  986   5.99%
Tax-exempt
 securities(1)..........     1,639      86    7.56%       172       9    5.23%       --      --   0.00%
Loans(2)................   347,351  31,788    9.15%   213,472  18,379    8.61%   60,299   5,340   8.85%
Federal funds sold......     1,616      99    6.13%     4,166     204    4.90%    8,421     446   5.30%
Short-term investments..       169       6    3.55%     1,132      56    4.95%      605      32   5.29%
Federal Home Loan Bank
 stock..................     2,332     193    8.28%     1,593     127    7.97%       --      --   0.00%
                          -------- -------           -------- -------           -------  ------
  Total interest earning
   assets...............   388,566  34,338    8.85%   241,979  20,001    8.27%   85,796   6,804   7.93%
Noninterest earning
 assets:
 Cash and due from
  banks.................    18,624                     12,828                     4,054
 Other..................     9,707                      6,694                     2,220
                          --------                   --------                   -------
  Total assets..........  $416,897                   $261,501                   $92,070
                          ========                   ========                   =======
    LIABILITIES AND
  SHAREHOLDERS' EQUITY:
Deposits:
 NOW and money market
  accounts..............  $159,419   6,655    4.17%  $116,914   4,548    3.89%  $43,336   1,915   4.42%
 Savings................     9,222     177    1.92%     6,123     117    1.91%    2,153      43   2.00%
 IRAs...................     7,674     465    6.06%     4,533     247    5.45%    1,096      64   5.84%
 Time deposits..........   123,756   7,916    6.40%    68,629   3,787    5.52%   20,304   1,164   5.73%
Short-term borrowings:
 Federal funds
  borrowed..............     2,022     131    6.48%       695      37    5.32%       78       4   5.13%
 Other borrowings.......    38,850   2,394    6.16%    12,126     692    5.71%       --      --   0.00%
                          -------- -------           -------- -------           -------  ------
  Total interest bearing
   liabilities..........   340,943  17,738    5.20%   209,020   9,428    4.51%   66,967   3,190   4.77%
Noninterest bearing
 liabilities
 Noninterest bearing
  demand accounts.......    38,679                     23,690                     8,407
 Other noninterest
  bearing liabilities...     1,315                      3,305                       271
Shareholders' equity....    35,960                     25,486                    16,425
                          --------                   --------                   -------
  Total liabilities and
   shareholders'
   equity...............  $416,897                   $261,501                   $92,070
                          ========                   ========                   =======
Net interest income.....           $16,600                    $10,573                    $3,614
                                   =======                    =======                    ======
Net interest spread.....                      3.65%                      3.76%                    3.16%
Net interest margin.....                      4.28%                      4.37%                    4.21%
Ratio of average
 interest bearing assets
 to average interest
 bearing liabilities....            113.97%                    115.77%                   128.12%

-----------------
(1)  Yields are adjusted for tax-exempt interest.
(2) Loan fees included in interest income are not material. Nonaccrual loans are included in average loans outstanding.

   Our net interest margin was 4.28% for full year 2000, a decrease from 1999 net interest margin of 4.37%. Net interest margin for 1998 was 4.21%. Our interest spread, which is the difference between our yield from interest earning assets and our cost of interest bearing liabilities, was 3.65% for 2000, as compared to 3.76% for 1999, and 3.16% for 1998. The decrease in our net interest spread reflected the cost of our interest-bearing liabilities rising slightly faster than the yield of our interest earning assets during 2000. Our increasing cost reflects the impact of our portfolio shifting to a higher mix of time accounts. Time accounts, with a weighted average cost of 6.40% during 2000, comprised 36.3% of our interest-bearing liabilities at December 31, 2000, as compared to 32.8% at the end of 1999, and 31.1% at the end of 1998. Our average cost of time accounts was 5.52% during 1999, while the 1998 cost was 5.73%.

   Rate/Volume Analysis of Net Interest Income. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of our earning assets and interest-bearing liabilities, distinguishing between changes related to our outstanding balances and changes due to interest rates.

                                      For the years ended December 31,
                          -------------------------------------------------------------
                                  2000 vs 1999                   1999 vs 1998
                          ------------------------------  -----------------------------
                           Increase (Decrease) Due to     Increase (Decrease) Due to
                          ------------------------------  -----------------------------
                           Volume      Rate      Total     Volume     Rate      Total
                          ---------  --------  ---------  ---------  -------  ---------
                                               (In thousands)
Interest income
Taxable securities......  $     851  $     89  $     940  $     286  $   (47) $     239
Tax-exempt securities...         77        --         77          9       --          9
Loans...................     12,186     1,223     13,409     13,192     (152)    13,040
Federal funds sold......       (147)       42       (105)      (211)     (31)      (242)
Short term investments..        (38)      (12)       (50)        26       (2)        24
Federal Home Loan Bank
 stock..................         61         5         66        127       --        127
                          ---------  --------  ---------  ---------  -------  ---------
 Total interest income..     12,990     1,347     14,337     13,429     (232)    13,197
                          ---------  --------  ---------  ---------  -------  ---------
Interest expenses
NOWs and money market
 accounts...............  $   1,754  $    353  $   2,107  $   2,888  $  (255) $   2,633
Savings.................         59         1         60         76       (2)        74
IRAs....................        188        30        218        188       (5)       183
Time deposits...........      3,446       683      4,129      2,668      (45)     2,623
Federal funds borrowed..         84        10         94         33       --         33
Other borrowings........      1,643        59      1,702        692       --        692
                          ---------  --------  ---------  ---------  -------  ---------
 Total interest
  expense...............      7,174     1,136      8,310      6,545     (307)     6,238
                          ---------  --------  ---------  ---------  -------  ---------
 Net interest income....  $   5,816  $    211  $   6,027  $   6,884  $    75  $   6,959
                          =========  ========  =========  =========  =======  =========

   Provision for Loan Losses. Our provision for loan losses is the amount added to our allowance for loan losses to absorb probable loan losses. The amount of the provision is determined by our management, in their judgment, after reviewing the risk characteristics of our loan portfolio, the industry's and our own historical loan loss experience, known and inherent risks included in originated loans and our loan portfolio, and current economic conditions. Our provision for loan losses for 2000 totaled $1.9 million, approximately the same as the 1999 provision of $2.0 million. The loan loss provision for 1998 totaled $2.0 million. While we have not sustained any significant losses in our loan portfolio, our management considers it prudent during the first years of our operations to provide for loan losses at a level which is consistent with levels maintained by banks with similar size loan portfolios to ours. Our management will continue to monitor our loan loss performance and increase our loan loss reserve if needed to more closely align it with our own loss experience history.

   Noninterest Income. Noninterest income totaled $2.1 million in 2000, an increase of 40% over 1999 noninterest income of $1.5 million. Noninterest income for 1998 totaled $683 thousand. Deposit service charges increased by $483 thousand, or 73.1% during 2000 compared to 1999. The growth in our service charge income reflected the significant growth in our customer base. Trust revenues totaled $531 thousand for 2000, an increase of $302 thousand or 131.9% over 1999 trust revenue of $229 thousand. 1999 was the first year of operations for our trust department. We believe trust fee income will continue to increase as the amount of trust assets under our management increases. Our gain on sale of loans declined $262 thousand for the year 2000 to $362 thousand. The higher overall level of interest rates reduced the mortgage loans we originated during 2000 compared to 1999, and resulted in fewer loans sold to secondary markets.

   The following table details major components of noninterest income for the years of 2000, 1999, and 1998.

                                                               For the years
                                                             ended December 31,
                                                             ------------------
                                                              2000   1999  1998
                                                             ------ ------ ----
                                                               (In thousands)
   Service fee income....................................... $1,144 $  661 $157
   Net gains on asset sales:
     Loans..................................................    361    624  520
     Securities.............................................     --     --   --
   Trust fees...............................................    531    228   --
   Other....................................................     16     15    6
                                                             ------ ------ ----
       Total noninterest income............................. $2,052 $1,528 $683
                                                             ====== ====== ====

   The following table shows our net gains on the sale of residential real estate mortgage loans.

                                                       For the years ended
                                                          December 31,
                                                     -------------------------
                                                      2000     1999     1998
                                                     -------  -------  -------
                                                     (Dollars in thousands)
   Real estate mortgage loans originated for sale..  $47,007  $54,715  $44,146
   Real estate mortgage loan sales.................   47,368   55,339   44,667
                                                     -------  -------  -------
   Net gains on the sale of real estate mortgage
    loans..........................................  $   361  $   624  $   521
                                                     =======  =======  =======
   Net gains as a percent of real estate mortgage
    loan sales.....................................     0.76%    1.13%    1.17%

   We sell the majority of our fixed-rate obligations. We do not retain the servicing rights for real estate mortgages that we sell.

   Noninterest Expense. Noninterest expense for 2000 was $12.7 million, compared to $9.4 million for 1999, and $4.8 million for 1998. The main components of our noninterest expense were salaries and benefits, and occupancy and equipment expense. These two items comprised approximately 73% of our noninterest expense for 2000, down slightly from approximately 74% for 1999 noninterest expense. Increases in both salary/benefit and occupancy/equipment expenses are primarily due to the full year impact of five new branches we added in the last half of 1999. During 2000 and 1999 we experienced increases in expenses related to our larger branch structure including courier, data processing, advertising, professional service fees, postage, and telephone. We also became fully taxable for the Michigan Single Business Tax during 2000, causing other operating expenses to increase by $231 thousand compared to 1999 which did not include Single Business Tax expense. Our total noninterest expense for 1999 increased $4.7 million as compared to 1998, reflecting the full year impact of six branches which we opened throughout 1998.

   The following table details major components of noninterest expense for the years of 2000, 1999, and 1998.

                                                           For the years ended
                                                              December 31,
                                                          ---------------------
                                                           2000    1999   1998
                                                          ------- ------ ------
                                                             (In thousands)
   Salaries and employee benefits........................ $ 6,865 $5,408 $2,726
   Occupancy and equipment...............................   1,094    841    305
   Furniture and equipment expense.......................   1,244    777    253
   Legal and professional fees...........................     248    135    199
   Advertising...........................................     366    267    199
   Supplies..............................................     348    343    233
   Data processing fees..................................     561    401    197
   Other operating expenses..............................   1,946  1,268    651
                                                          ------- ------ ------
     Total noninterest expense........................... $12,672 $9,440 $4,763
                                                          ======= ====== ======

Liquidity and Capital Resources

   Equity Capital. We obtained initial equity capital, in the amount of $8.2 million, as a result of a private placement on behalf of Macatawa Bank in November 1997. We raised additional equity capital of $14.1 million in our initial public offering completed in April 1998. Due to our rapid growth, additional equity capital was required. In June 1999, we raised $14.6 million of equity capital net proceeds in an offering made to our shareholders. Substantially all of the proceeds of this offering were subsequently contributed to Macatawa Bank's capital to support required regulatory capital levels. Our continuing asset growth required us to contribute an additional $8.0 million of capital to Macatawa Bank during 2000. The contributed capital came from our cash reserves, as well as from borrowings arranged to provide capital flexibility. At December 31, 2000, Macatawa Bank's Tier 1 capital was 8.9%. Its Tier 1 capital decreased to 8.3% at March 31, 2001 due to our increased lending activities.

   We secured a $5.0 million credit facility during September 2000, to provide additional capital required to maintain Macatawa Bank at or above required regulatory capital levels. We increased the total limit of our credit under this facility to $8.0 million in March 2001. The balance outstanding on this line of credit was $4.0 million at December 31, 2000 and at March 31, 2001. We intend to use a portion of the proceeds of this offering to pay off this line of credit.

   The following table shows various capital ratios at March 31, 2001:

                                               At March 31, 2001
                                   ------------------------------------------
                                                                    Total
                                       Tier 1        Tier 1      Risk-Based
                                   Leverage Ratio Capital Ratio Capital Ratio
                                   -------------- ------------- -------------
   Minimum regulatory requirement
    for capital adequacy..........      4.0%          4.0%           8.0%
   Well capitalized regulatory
    level.........................      5.0%          6.0%          10.0%
   Consolidated...................      7.7%          8.7%           9.9%
   Bank...........................      8.3%          9.5%          10.7%

   The following table shows the dollar amounts by which our capital (on a consolidated basis) exceeded current regulatory minimum requirements on a dollar amount basis at March 31, 2001:

                                              At March 31, 2001
                                ----------------------------------------------
                                                                    Total
                                    Tier 1     Tier 1 Capital    Risk-Based
                                 Leverage to       to Risk     Capital to Risk
                                Average Assets Weighted Assets Weighted Assets
                                -------------- --------------- ---------------
                                                (In thousands)
   Capital balances:
     Required regulatory
      capital..................    $20,327         $17,938         $35,877
     Capital in excess of
      regulatory minimums......     18,540          20,929           8,596
                                   -------         -------         -------
   Actual capital balances.....    $38,867         $38,867         $44,473
                                   =======         =======         =======

   The liquidity of a financial institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits and to take advantage of interest rate market opportunities. Our sources of liquidity include loan payments by our borrowers, maturity and sales of our securities available for sale, growth of our deposits and deposit equivalents, federal funds sold, our borrowings from the Federal Home Loan Bank, and our issuance of common stock. Liquidity management involves the ability to meet the cash flow requirements of our customers. Our customers may be either borrowers with credit needs or depositors wanting to withdraw funds.

Market Risk Analysis

   Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of Macatawa Bank's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Macatawa Bank has only limited agricultural-related loan assets, and therefore has no significant exposure to changes in commodity prices. Therefore, our market risk exposure is mainly comprised of our sensitivity to interest rate risk. Our balance sheet has sensitivity, in various categories of assets and liabilities to changes in prevailing rates in the U.S. for prime rate, mortgage rates, U.S. Treasury rates and various money market indexes. Our asset/liability management process aids us in providing liquidity while maintaining a balance between interest earning assets and interest bearing liabilities.

   We use two interest rate risk measurement techniques in our interest rate risk management. The first is static gap analysis. This measures the difference between the dollar amounts of interest sensitive assets and liabilities that may be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to our net interest margin during periods of changing market interest rates. The following table summarizes our interest rate repricing gaps for selected maturity periods as of March 31, 2001.

                            Estimated Maturity or Repricing At March 31, 2001
                          ---------------------------------------------------------
                          <3 Months   3-12 Months  1-5 Years  Over 5 Years  Total
                          ---------   -----------  ---------  ------------ --------
                                         (Dollars in thousands)
        ASSETS:
Fixed rate loans........  $ 21,243     $ 38,536    $154,477     $23,897    $238,153
Variable rate loans.....   176,073          737      21,229       2,263     200,302
Taxable securities......     2,013       11,097      28,431       3,656      45,197
Tax-exempt securities...        --           --          --       6,621       6,621
Other securities........        --           --          --       3,129       3,129
Federal funds sold......     3,000           --          --          --       3,000
Loan loss reserve.......        --           --          --          --      (6,243)
Cash & due from banks...        --           --          --          --      20,505
Fixed assets............        --           --          --          --      12,117
Other assets............        --           --          --          --       5,476
                          --------     --------    --------     -------    --------
 Total..................  $202,329     $ 50,370    $204,137     $39,566    $528,257
                          ========     ========    ========     =======    ========
      LIABILITIES:
Time deposits $100,000
 and over...............  $ 36,585     $ 45,338    $ 16,558     $   589    $ 99,070
Time deposits under
 $100,000...............    10,585       41,355      21,200          --      73,140
Repo's & borrowed
 money..................     4,000       10,528      21,060      31,000      66,588
Savings & IRA's.........    13,408        3,242       4,547         604      21,801
NOW & money market
 accounts...............   179,203           --          --          --     179,203
Noninterest bearing
 deposits...............        --           --          --          --      45,498
Other liabilities &
 equity.................        --           --          --          --      42,957
                          --------     --------    --------     -------    --------
 Total..................  $243,781     $100,463    $ 63,365     $32,193    $528,257
                          ========     ========    ========     =======    ========
Period interest rate
 gap....................   (41,452)     (50,093)    140,772       7,373
Cumulative interest rate
 gap....................   (41,452)     (91,545)     49,227      56,600
Cumulative interest rate
 gap to total assets....     (7.85)%     (17.33)%      9.32%      10.71%
Rate sensitive assets to
 rate sensitive
 liabilities............       .83         0.50        3.22        1.23
Cumulative rate
 sensitive assets to
 rate sensitive
 liabilities............       .83          .73        1.12        1.13

   The above table shows that total liabilities maturing or repricing within one year exceed assets maturing within one year by $92 million. However, the repricing and cash flows of various categories of assets and liabilities are subject to competitive and other influences that are beyond our control. As a result, various assets and liabilities indicated above as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

   The second interest rate risk measurement used is simulation analysis. We use a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include repayment speeds on various loan and investment assets, cash flows and maturities of interest-sensitive assets, cash flows and maturities of interest-sensitive liabilities, and changes in market conditions impacting loan and deposit pricing.

   In running the simulation model, we first forecast the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate and parallel interest rate shocks are constructed in the model. These rate shocks reflect changes of equal magnitude to all market interest rates. The next twelve months of net interest income are then forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity of our earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income sensitivity is monitored by the Asset/Liability Committee which evaluates the results in conjunction with acceptable interest rate risks to maintain our net interest income levels.

   The following table shows the suggested impact on net interest income over the next twelve months, based on our balance sheet as of March 31, 2001.

                                                              Percent Change in
                                                             Net Interest Income
                                                             -------------------
     Interest Rate Scenario:
     Interest rates down 200 basis points...................        (8.07)%
     Interest rates down 100 basis points...................        (4.04)%
     No change in interest rates............................            0
     Interest rates up 100 basis points.....................         4.04%
     Interest rates up 200 basis points.....................         8.07%

   The above results indicate that we are interest sensitive on the asset side, with more asset repricing opportunities in either an up or down interest rate scenario. In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing and deposit gathering strategies; and client preferences.

                                    BUSINESS

   We are a bank holding company headquartered in Holland, Michigan and own Macatawa Bank. Our bank provides a wide range of commercial and consumer banking services through 13 full service branches located in Ottawa County, northern Allegan County and southwestern Kent County, Michigan. We offer commercial and personal banking services, including checking and savings accounts, certificates of deposit, safe deposit boxes, travelers' checks, money orders, trust services and commercial, mortgage and consumer loans. Since our formation in November 1997, we have grown very rapidly while maintaining excellent asset quality and attaining and improving profitability. We became profitable in 1999 with net income of $693 thousand. Our net income increased to $3.3 million in 2000. In the first quarter of 2001, we earned $1.1 million as compared with $527 thousand in the first quarter of 2000. At March 31, 2001, we had total assets of $528.3 million, total deposits of $418.7 million, 41,773 deposit accounts, and shareholders' equity of $39.3 million.

   We attribute much of our success and rapid growth to our ability to fill a void in the Holland/Zeeland communities that resulted from the acquisition of First Michigan Bank Corporation in early 1997. First Michigan, which was headquartered in Holland, was the dominant bank in the Holland/Zeeland communities and was managed and substantially owned by individuals who lived in the area. When Macatawa Bank was formed, it was the only locally owned and managed commercial bank in the Holland/Zeeland area. We were able to quickly establish a branch network in the area and hire many highly motivated and customer service focused employees who were previously employed by First Michigan or other area banking offices. Most of our employees, including our senior management, have lived in the Holland/Zeeland area for many years and are well-known to and respected by customers and prospective customers in the area.

Strategy

   Our goal is to continue to build a highly profitable, customer-focused banking organization that generates attractive returns for our shareholders while also being a positive contributor to the communities in which we operate. Our strategy for achieving this objective includes:

  . Building Our Retail and Commercial Deposit Base Through an Expanding Branch Network. Through our 13 full-service branches, we actively solicit retail and commercial customers and compete for deposits by offering personal attention, professional service and competitive interest rates. We also emphasize our local management and their strong ties with and active commitment to the community. In the first quarter of 2001, we opened over 3,600 net new deposit accounts, an increase of 9.6% over the number of deposit accounts at December 31, 2000. To facilitate the continued growth of our deposit base, we expect to open at least two new branches per year for the next several years in Grand Rapids or other areas in western Michigan. This expansion will enable us to serve adjacent geographic markets, and will make banking with us more convenient for existing and future customers.

  . Focusing on Commercial and Commercial Real Estate Lending. While we offer a full range of consumer loan products, our primary lending focus will continue to be commercial real estate loans and commercial loans to small to medium-sized businesses. We believe that commercial customers prefer to conduct business with financial institutions like ours which demonstrate an active interest in their business and personal financial affairs, offer local decision-making by experienced loan officers, and offer a sophisticated product portfolio to meet their banking needs. At March 31, 2001, commercial loans comprised 53.2% of our loan portfolio and commercial real estate loans accounted for 19.3% of our loan portfolio.

  . Hiring Experienced Employees With a Customer Service Focus. We are a customer-driven financial institution, and our ability to continue to attract and retain employees who share our customer service focus is key to our success. We believe that our ability to deliver products and services in a highly personalized manner helps differentiate us from larger, regional banks operating in our market areas. In addition, throughout our organization we emphasize the recruitment of banking professionals with significant experience and knowledge of our markets. This emphasis both facilitates our growth and mitigates the credit risks associated with our rapidly growing loan portfolio.

  . Expanding our Product Offerings to Leverage Customer Relationships. A key component of our strategy is to continue to add new products and services in order to expand our customer relationships, diversify our revenue base and increase our noninterest income. For example, we began operating a trust department in January 1999, and started to offer internet banking services in the fourth quarter of 1999. While our trust department currently operates at a break even or slightly negative net income level, we believe that our trust department will contribute to our net income as our trust business matures. We are investigating the possibility of offering our customers additional products in the future including investment brokerage services, title insurance, life and casualty insurance, mutual funds and annuities.

  . Capitalizing on Opportunities Resulting From Consolidation in our Markets. At the time of our formation in 1997, the largest bank in Ottawa County had recently been acquired by an out-of-state regional banking organization. This transaction and the resulting employee and customer disruption resulted in many opportunities for us to attract experienced personnel and establish relationships with customers wishing to conduct business with a locally-managed institution with strong ties to the community. The consolidation and disruption in our markets has continued. In August 2000, Ottawa Financial, the parent of a thrift headquartered in Holland with $1.0 billion in assets and more recently, Old Kent Financial, a bank holding company with the leading market share in both the Holland/Zeeland and Grand Rapids markets were acquired by an out-of-state regional bank holding company. We intend to position ourselves to capitalize on any business opportunities that may result from customer dislocation and general market disruption associated with these transactions.

  . Using Technology Effectively. We strive to use technology to increase the effectiveness and efficiency of our employees, while also providing expanded products and services to our customers. For example, we have entered into agreements with third-party service providers to provide our customers with credit cards, debit cards, ATM cards, automated telephone banking and internet banking services. In addition, in the second quarter of 2001, we expect to implement a new customer information system, which will enable us to target our marketing initiatives more effectively and help us cross-sell additional products. In general, we believe that using third-party service providers allows us to remain at the forefront of technology while minimizing the costs of delivery.

A Description of Our Market Area

   Our market area includes the cities of Holland and Zeeland and their surrounding communities, as well as the Interstate I-196 corridor from Holland to metropolitan Grand Rapids and portions of northern Allegan County. Most of our branches are located in the southern half of Ottawa County, Michigan. We believe that the economic and demographic climate in our region of Michigan creates significant opportunity for the expansion and growth of our banking and business services in the future.

   Ottawa County. The Holland/Zeeland metropolitan area has a population of approximately 150,000, and Ottawa County has a population of approximately 238,000. Ottawa County enjoys a stable and diverse economy and had an estimated median household income in 1999 of approximately $51,000. Over 300 manufacturers have operations in the Holland/Zeeland area.

   Ottawa County is home to several large manufacturers including:

  . Prince Corporation, a division of Johnson Controls -- A producer of automotive interior parts.

  .   Bill Mar Foods -- A producer of food products and processed dinners.

  . Gentex Corporation -- A tier 1 supplier and manufacturer of electronic auto mirrors.

  . Herman Miller, Inc. -- A worldwide leader in the production of modular office systems and furniture.

  .   Lifesavers Co. -- A producer of candy, mints and chewing gum.

  . Thermotron Industries Inc. -- A producer of environmental test equipment.

  . Haworth, Inc. -- A worldwide leader in the production of modular office systems and furniture.

  . Donnelly Corporation -- A tier 1 supplier and manufacturer of auto mirrors, modular windows and other auto parts.

   According to available industry data, at June 30, 2000, deposits in Ottawa County banks, thrifts, and credit unions totaled approximately $2.6 billion.

   Kent County. Most of the metropolitan Grand Rapids area is contained within Kent County, Michigan. Metropolitan Grand Rapids is comprised of the cities of Grand Rapids, East Grand Rapids, Grandville, Kentwood, Walker, Wyoming, Cutlerville, Jenison and Byron Center plus the townships of Ada, Cascade, Grand Rapids, Byron and Plainfield. Kent County's total population in 1999 numbered 574,000 with 467,000 residents located within the metropolitan Grand Rapids area. The largest centers of population are the cities of Grand Rapids with 198,000 residents, Wyoming with 69,000 residents and Kentwood with 45,000 residents, respectively, for the year 1999. The metropolitan Grand Rapids area had a median household income of $50,000 in 1999, and is the economic and business center of western Michigan. The metropolitan Grand Rapids area is located almost equi-distant from Chicago and Detroit.

   Kent County is home to several large employers including:

  .   Meijer Inc. -- A regional retailer of groceries and general goods.

  .   Spectrum Health -- A regional hospital.

  .   Steelcase -- A worldwide leader in the manufacture of office furniture.

  . Alticor (formerly Amway Corporation) -- A manufacturer and distributor of home, personal and nutritional products.

  .   Wolverine Worldwide -- A producer of footwear and leather goods.

   According to available industry data, at June 30, 2000, deposits in Kent County banks, thrifts, and credit unions totaled approximately $8.5 billion.

   Grand Rapids Metropolitan Statistical Area. Ottawa and Allegan Counties (our primary market area) and Kent County (the portion of our market area targeted for expansion), along with Muskegon

County, comprise the Grand Rapids Metropolitan Statistical Area as defined by U.S. Census Bureau. The Grand Rapids Metropolitan Statistical Area, as a whole, has a dynamic, yet stable, economy and is home to over 25,000 businesses, including more than 2,200 manufacturers. Manufacturing employment in this area expanded 20% from 1989 to 1999 as compared to a 1% decrease in Michigan and a 4% decrease for the United States in manufacturing employment over the same time interval.

   The positive economic climate in the Grand Rapids Metropolitan Statistical Area has also been attracting the attention of business analysts and the national business media. In its December 7, 2000 issue, Inc. magazine ranked Grand Rapids 13th in its list of "Best Cities to Start and Grow a Company in Now". In 1998, Fortune magazine listed Grand Rapids as one of its "Top 10 Cities for Business in the U.S.," and the Anderson Economic Group ranked the Grand Rapids Metropolitan Statistical Area first in the nation for overall business climate in a recent survey.

Products and Services

   Deposit Services. We offer a broad range of deposit services, including checking accounts, savings accounts and time deposits of various types. Transaction accounts and time certificates are tailored to our principal market area at rates competitive with those offered in our area. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. We solicit these accounts from individuals, businesses, associations, churches, nonprofit organizations, financial institutions and government authorities. We may also use alternative funding sources as needed, including advances from Federal Home Loan Banks, brokered certificates of deposit, conduit financing and the packaging of loans for securitization and sale.

   Lending Services. We provide a wide spectrum of lending services, including commercial (including agricultural), commercial real estate, residential real estate, and consumer loans. Our primary focus is on general commercial and commercial real estate loans to our local business clientele. At March 31, 2001, our combined total commercial loans accounted for almost 73% of our loan portfolio. We have a very experienced staff of lending officers who know our communities and customers well. They actively market our lending services to current and prospective customers. Certain risks attendant to our lending activities are described under "Risk Factors."

   The interest rates we charge and the security we require for each loan made are dependent upon the specific situations of each customer and details of each transaction. The rate structure and security requirements of each loan vary with the degree of risk, maturity, underwriting, servicing costs, principal amount, the customer's past and present financial condition, the relationship between us and the customer, the use of the loan proceeds and other factors that are specific to that customer and transaction.

   Although we take a progressive and competitive approach to lending, we stress high quality in our loans. On a regular basis, our board of directors reviews selected loans to monitor the implementation of our lending policies and procedures. In addition, the loan committee of our board of directors also reviews our larger loans for prior approval when the loan request exceeds established limits for our lending officers. Our lending officers are given great latitude and support from our management and staff to work with our customers to meet their various needs and demands, while maintaining the quality of our loan portfolio.

   We also maintain a loan review process designed to promote early identification of credit quality problems. Our board of directors on a regular basis reviews any past due loans and identified problem loans. Additionally, our loan officers are held directly responsible for any problem loans. This helps us maintain our high loan quality standards by aligning the desires of our management and our loan staff to keep problem loans to a minimum.

   Regulatory and supervisory loan-to-value limits are established by Section 304 of the Federal Deposit Insurance Corporation Improvement Act of 1991. Our internal limitations follow those limits and in some cases are more restrictive than those required by the regulators. Banking laws and regulations also limit the amount that we can lend to any single customer. Generally, we apply an in-house lending limit that is less than our legal lending limit. Our legal lending limit at March 31, 2001 was $9.9 million and following the offering will increase to approximately $10.7 million.

   We have established relationships with correspondent banks and other independent financial institutions to provide other services requested by our customers, including loan participations where the requested loan amounts exceed our policies or legal lending limits.

   Commercial Loans. Commercial loans are made primarily to small and mid-sized businesses. Our areas of emphasis in commercial lending include, but are not limited to, manufacturing and business service companies. We also lend to agricultural businesses for greenhouse operations, poultry and livestock production, dairy operations and cash cropping. These loans are and will be both secured and unsecured and are made available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes we consider appropriate. We generally look to a borrower's business operations as the principal source of repayment but will also receive, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Terms of our commercial loans generally range from one to five years, and the majority of these loans have interest rates that vary in relation to the prime rate or U.S. Treasury Index.

   Many of our commercial loan customers have either had past lending transactions with us or our loans officers. This allows us to personalize the lending process and become intimately familiar with our customers. This knowledge enhances our customer service, but more importantly provides extensive knowledge of our customers' businesses. This allows us to better understand the needs of our business customers and recognize current or potential problems that will affect the ability of the customer to repay the loan. Conversely this intimate knowledge of our customers also lets us recognize opportunities for both our borrowers and us.

   Commercial Real Estate Loans. Our commercial real estate loans, like our commercial loans, are made primarily to small and mid-sized businesses. While we look to the borrower's business to generate sufficient funds to repay the debt, we secure the loan with a mortgage on the real estate. The vast majority of commercial real estate loans we make are on owner-occupied properties as opposed to properties held for purely investment purposes. We feel that owner occupied properties will be less susceptible to neglect and deterioration causing a decline in property value and likelihood of repayment of the loan upon default. These loans are usually written with a five year maturity and amortized on the basis of a 15 year period.

   Residential Real Estate Loans. We originate residential mortgage loans, which are generally long-term with either fixed or variable interest rates. We are vulnerable to changes in interest rates generally, but particularly with respect to our residential real estate loans. When interest rates drop, we are susceptible to refinancing, and when interest rates and unemployment rises due to economic factors, we may experience an increase in the default rate on our mortgage portfolio. Our general policy, which is subject to review by our management as a result of changing market and economic conditions and other factors, is to retain all variable interest rate mortgage loans in our loan portfolio and to sell all fixed rate loans in the secondary market, without retaining any of the servicing rights.

   The retention of variable rate loans in our loan portfolio helps to reduce our exposure to fluctuations in interest rates. However, variable rate loans generally pose credit risks different from the risks inherent in fixed rate loans, primarily because as interest rates rise, the underlying payments from the borrowers rise, thereby increasing the potential for default.

   Consumer Loans and Lines of Credit. We make personal loans and lines of credit available to our consumers for various purposes, like the purchase of automobiles, boats and other recreational vehicles, home improvements and personal investments. The majority of our consumer loans are home equity loans secured by secondary residential mortgages. The consumer loans we make generally have shorter terms and higher interest rates than residential mortgages. In making these loans, we emphasize the amount of the down payment, credit status, employment stability, and monthly income of the consumer. Our current policy is to retain substantially all of these loans.

   Trust Services. We provide trust services to individuals, businesses and estates. These services include custodial and agency accounts, investment services, employee benefit plans and IRAs and personal trust and estate administration services. Of the $247.1 million in assets held by our trust department at March 31, 2001, $148.9 million were held in custodial or agency accounts without investment authority and $98.2 million were held in other accounts as to which our trust department had investment authority. When trust documents grant our trust department investment authority, our trust department may manage the investment of the trust assets internally or outsource these services depending on the amount and nature of the trust assets. While smaller accounts are generally managed internally, investment management of larger, more complex asset portfolios is outsourced. At March 31, 2001, investment management of approximately 30% of the trust assets we held with investment authority was outsourced. Unless our trust customers have a preferred investment advisory firm, our trust department will retain one of two preapproved firms to provide the outside investment advisory services needed by our customers. The investment advisory firm generally retained is Smith & Associates Investment Management Services, which is owned by Benj. A. Smith III, our Chairman and Chief Executive Officer. See "Certain Transactions."

Competition

   Our primary market area includes Ottawa County, northern Allegan County and southwestern Kent County, all located in western Michigan. There are many bank, thrift and credit union offices located within our market area as well as other providers of financial services. Most of our competitors are branches of larger financial institutions like Fifth Third, National City, Huntington Bank, Chemical Financial and Bank of Holland . Most of our competitors have been in business many years, have established customer bases, are larger and have higher lending limits than we do. We compete for loans principally through our ability to communicate effectively with our customers and to understand and meet their needs. Our management believes that our personal service philosophy enhances our ability to compete favorably in attracting individuals and small businesses. We actively solicit customers and compete for deposits by offering our customers personal attention, professional service, and competitive interest rates.

Employees

   As of March 31, 2001, we had 131 full-time and 66 part-time employees. We have assembled a staff of experienced, dedicated and highly qualified professionals whose goal is to provide outstanding service. The majority of our management team has at least 10 years of banking experience, and several key personnel have more than 20 years of banking experience. None of our employees is represented by a collective bargaining agreement with us.

Property and Locations

   Our administrative offices are located at 348 South Waverly Road, Holland, Michigan 49423, and the telephone number is (616) 820-1444. Our main banking office is located at 51 E. Main Street, Zeeland, Michigan 49464, and the telephone number is (616) 748-9491.

   We currently have 13 branch offices and three other administrative locations. Our facilities are located in Ottawa County, Allegan County and Kent County, Michigan. Our branch locations and deposits as of March 31, 2001 were as follows:

Location of Facility     Use                          Opening Date   Deposits
--------------------     ---                          ------------ -------------
                                                                   (In millions)
51 E. Main Street,
 Zeeland*                Main Office                    11-25-97        $75
139 E. 8th Street,
 Holland*                Branch Office                  01-19-98         58
701 Maple Avenue,
 Holland                 Branch Office                  04-13-98         41
2020 Baldwin Street,
 Jenison                 Branch Office                  07-01-98         53
6299 Lake Michigan Dr.,
 Allendale               Branch Office                  07-15-98         34
489 Butternut Dr.,
 Holland                 Branch Office                  10-01-98         26
699 E. 16th Street,
 Holland                 Branch Office                  11-02-98         21
41 N. State Street,
 Zeeland                 Branch Office                  12-11-98         --(/1/)
102 South Washington,
 Douglas                 Branch Office                  05-24-99         17
1760 -- 44th Street,
 Wyoming*                Branch Office                  06-21-99         15
4758 -- 136th Street,
 Hamilton*               Branch Office                  09-01-99         12
5215 Cherry Avenue,
 Hudsonville*            Branch Office                  11-22-99         30
20 E. Lakewood Blvd.,
 Holland                 Branch Office                  12-20-99          7
250 E. 8th Street,
 Holland*                Operations Center
106 E. 8th Street,
 Holland*                Trust Department
348 South Waverly Road,
 Holland*                Loan Center & Admin. Offices

-----------------
(1) Included with 51 E. Main, Zeeland Branch
 * Leased facility

   We believe our facilities are well-maintained and adequately insured. Because of our growth, we are continually evaluating the need for additional space and branches. At the present time, we are completing the build out at a new leased branch in the city of Grandville. We will begin operations in this Grandville branch in the summer of 2001. We have also secured a site for the relocation of our Hudsonville branch to a full service facility which we plan to own, with construction to commence in the summer of 2001. We also have reserved a parcel of land in the north section of the City of Holland for a new branch. At this time we are not obligated to make any payments on the land. We are planning to start the construction of this branch in late 2001 or early 2002.

   We also are in the early stages of planning our new Macatawa Bank Corporation headquarters. We have purchased approximately 17 acres of land located between Holland and Zeeland. We expect construction to begin in late 2001 and completion in 2002. We will retain approximately 10 acres for our new headquarters and will sell the remaining land at the completion of the construction. The proposed three story building will contain 25,000 to 30,000 square feet and will be designed to be expandable to 100,000 square feet. We will own the building and be its sole tenant. Upon completion, we will consolidate our administration, human resources, trust, loan underwriting and processing, and proof and deposit operations in the new facility. The cost to purchase the land was approximately $1.2 million and we estimate the construction costs will be approximately $5.0 million. We plan to fund the construction of this new facility with long term debt financing.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers and those of Macatawa Bank are as follows:

                                    Positions with
                                    Macatawa Bank          Positions with
Name                            Age Corporation            Macatawa Bank
----                            --- --------------         --------------
Benj. A. Smith, III............  57 Chairman, Chief        Chairman and Director
                                    Executive Officer and
                                    Director
Philip J. Koning...............  46 Secretary and          President, Chief
                                    Director               Executive Officer and
                                                           Director
Steven L. Germond..............  48 Chief Financial        Chief Financial
                                    Officer                Officer
Ray D. Tooker..................  58                        Senior Vice
                                                           President --Loan
                                                           Administration
G. Thomas Boylan...............  78 Director               Director
Robert E. DenHerder............  46 Director               Director
John F. Koetje.................  65 Director               Director
James L. Batts.................  42                        Director
Jessie F. Dalman...............  67                        Director
Wayne J. Elhart................  46                        Director
James L. Jurries...............  59                        Director

   We have a classified board of directors, with directors serving staggered three-year terms, which expire at the relevant annual shareholders meeting. The terms of Messrs. Koning and DenHerder expire in 2002, the terms of Messrs. Smith and Boylan expire in 2003 and the term of Mr. Koetje expires in 2004. There are no family relationships between any of our directors or executive officers named above.

Experience of Directors and Executive Officers

   The experience and backgrounds of our directors and executive officers and those of Macatawa Bank are summarized as follows:

   Benj. A. Smith, III is the Chairman, Chief Executive Officer and a director of Macatawa Bank Corporation, and is also Chairman and a director of Macatawa Bank. Mr. Smith is an investment advisor and has served from 1992 to the present as the President of Smith & Associates Investment Management Services, an investment management firm located in Holland, Michigan. Prior to 1992, Mr. Smith gained 21 years of banking experience at FMB and its subsidiary FMB-First Michigan Bank of Zeeland, Michigan. During his employment at FMB, he was primarily responsible for the consolidation of the trust department and its investment function, the development and introduction of mutual funds at FMB, the establishment of a broker-dealer operation and the implementation of various employee compensation and stock ownership plans. From 1991 to 1992, Mr. Smith served as Chief Executive Officer of FMB-Financial Group, a wholly owned subsidiary of FMB, which was comprised of a life insurance subsidiary, a trust services bank, a registered broker-dealer and an investment advisory company.

   Philip J. Koning has served as President and a director for Macatawa Bank since its inception in November 1997 and currently serves as its Chief Executive Officer as well. Mr. Koning also serves as the

Secretary and a director for Macatawa Bank Corporation. Mr. Koning was employed by Smith & Associates Investment Management Services from May 1997 to February 1998. Mr. Koning has over 25 years of commercial banking experience, including from 1984 to 1997 with First of America Bank in Holland, where he served as a Community Bank President.

   Steven L. Germond, C.P.A. is the Chief Financial Officer and Treasurer of Macatawa Bank Corporation as well as the Chief Financial Officer of Macatawa Bank. Mr. Germond started with us in June 2000. From January 1999 until June 2000, Mr. Germond was the Vice President of Retail Finance with Old Kent Bank, and prior to that time, he was with National City Bank and its Michigan predecessors, where he started in 1984.

   Ray D. Tooker is the Senior Vice President of Loan Administration with Macatawa Bank. Mr. Tooker started with Macatawa Bank in May 1999. Before joining us, Mr. Tooker was a Senior Vice President and Regional Credit Officer with Huntington Bank from September 1997 until April 1998. Prior to that, Mr. Tooker was employed by FMB-First Michigan Bank for over 30 years, where he most recently served as Senior Vice President of Loan Administration.

   G. Thomas Boylan is a director of Macatawa Bank Corporation as well as being on the board of directors of Macatawa Bank. Mr. Boylan is the President of Light Metals Corporation, a manufacturing company located in Wyoming, Michigan, where he has been employed since 1947.

   John F. Koetje is a director of Macatawa Bank Corporation as well as being on the board of directors of Macatawa Bank. Mr. Koetje is a partner in John F. Koetje and Associates, a West Michigan builder of residential and light commercial real estate and apartment complexes where he has been employed for 35 years.

   Robert E. DenHerder is a director of Macatawa Bank Corporation as well as being on the board of directors of Macatawa Bank. Mr. DenHerder is a business consultant and investor based in Holland, Michigan. From January 1980 to December 1999, Mr. DenHerder served as the President of Uniform Color Co., a company located in Holland, Michigan, which manufactures color concentrate for the plastics industry, primarily for automotive suppliers.

   James L. Batts is a director of Macatawa Bank. Mr. Batts is the Vice-Chairman of Belfry Development Corporation, a real estate development company. From 1993 until 2000, Batts Inc., a manufacturer of coat hangers, employed Mr. Batts, most recently as Vice President, International.

   Jessie F. Dalman is a director of Macatawa Bank. Ms. Dalman previously served in the Michigan House of Representatives representing the 90th District (Holland) from 1990 to 1998. Ms. Dalman served as Minority Vice Chair of the Education Committee and as a member of the Judiciary Committee and the Colleges and Universities Committee. Prior to her election to the Michigan legislature, Ms. Dalman served for twelve years as an Ottawa County Commissioner representing Holland City and Park Township.

   Wayne J. Elhart is a director of Macatawa Bank. Mr. Elhart has served since 1990 as the President of Elhart Pontiac GMC Jeep in Holland, Michigan. Mr. Elhart serves as the President of both the West Michigan Pontiac Dealers Advertising Association and the Out of State Jeep Dealers Advertising Association.

   James L. Jurries is a director of Macatawa Bank. Mr. Jurries has served since 1992 as President of Jurries Capital Management, Inc., a real estate, venture capital and investment company located in

Holland, Michigan. From 1989 to 1992, Mr. Jurries owned and developed a ten-store Blockbuster Video franchise which he sold to Blockbuster Video in 1992. Mr. Jurries also worked as a commercial loan officer for seven years.

Director Compensation

   Directors of Macatawa Bank Corporation are not separately compensated for their service as directors of the holding company. All the directors of Macatawa Bank, including those who also serve as directors of Macatawa Bank Corporation, during 1999 and 2000, received an annual retainer of $4,000, and were paid $500 per board meeting attended and $250 per committee meeting attended. For 2001, the annual retainer has been increased to $5,000 and meeting fees remain the same as in prior years. All directors are reimbursed for their out-of-pocket expenses for each meeting attended. Additionally, all directors were granted options to purchase shares of our common stock in 1998 before they began to receive cash compensation.

Executive Compensation

   We do not separately compensate any of the executive officers at Macatawa Bank Corporation, all of whom are also, executive officers of Macatawa Bank and are paid for their services by Macatawa Bank. The following table sets forth the annual and long-term compensation paid by us to our Chief Executive Officer, and our other most highly compensated executive officers who had annual compensation or annual rates of compensation in excess of $100,000 for 2000.

Summary Compensation Table

                                Annual Compensation      Long Term Compensation
                              ------------------------ --------------------------
                                                       Securities
Name and Principal                      Other Annual   Underlying    All Other
Position                 Year  Salary  Compensation($) Options(#) Compensation(1)
------------------       ---- -------- --------------- ---------- ---------------
Benj. A. Smith, III..... 2000 $150,000     $     0            0       $    0
 Chairman of the Board   1999   75,000           0            0            0
  and Chief Executive
  Officer of
 Macatawa Bank           1998   32,500           0       31,930            0
  Corporation

Philip J. Koning........ 2000 $161,000     $15,000        3,090       $3,003
 Chief Executive Officer 1999  155,000       6,000        3,090        3,829
  and President of
  Macatawa Bank
                         1998  144,184           0       12,360        3,020

Steven L. Germond (2)... 2000 $ 61,346     $ 7,500        2,884       $  131
 Chief Financial Officer 1999        0           0            0            0
  of Macatawa Bank
  Corporation and
 Macatawa Bank           1998        0           0            0            0

Ray D. Tooker (3)....... 2000 $120,002     $10,000        1,030       $  251
 Senior Vice             1999   78,462       5,000        4,120          642
  President -- Loan
  Administration of
 Macatawa Bank           1998        0           0            0            0

-----------------
(1) Includes an automobile allowance ($2,644 in 2000, $2,521 in 1999 and $2,637 in 1998) paid by us for the benefit of Mr. Koning, as well as term life insurance premiums paid for the benefit of executive officers listed above.
(2) Mr. Germond was hired effective June 5, 2000, at an annual salary of $110,000. The Summary Compensation Table discloses compensation from his hire date through December 31, 2000.
(3) Mr. Tooker was hired effective May 3, 1999, at an annual salary of $120,000. The Summary Compensation Table discloses his 1999 compensation from his date of hire through December 31, 1999.

   Option Grants in 2000. Shown below is information on grants of stock options pursuant to our stock compensation plan.

                                                                            Potential Realizable
                                                                              Value at Assumed
                                                                               Annual Rates Of
                                                                                 Stock Price
                                                                              Appreciation For
                                         Individual Grants                     Option Term(3)
                         -------------------------------------------------- ---------------------
                         Number of   Percent of
                         Securities Total Options
                         Underlying  Granted to    Exercise or
                          Options   Employees in    Base Price   Expiration
Name                     Granted(1)     2000      (per share)(2)    Date        5%        10%
----                     ---------- ------------- -------------- ---------- ---------- ----------
Philip J. Koning........   3,090        12.7%         $12.38      12-21-10  $   24,055 $   60,960
Steven L. Germond.......     824         3.4%          12.38      12-21-10       6,414     16,256
                           2,060         8.5%          11.65      06-15-10      15,093     38,250
Ray D. Tooker...........   1,030         4.2%          12.38      12-21-10       8,018     20,320

-----------------
(1) Indicates number of shares which may be purchased pursuant to options granted in 2000 under the stock compensation plan as of December 31, 2000. During 2000, we granted to eligible employees options to purchase an aggregate of 24,308 of our shares. These options may not be exercised in full or in part prior to the expiration of one year from the date of grant.
(2) The exercise price equals the prevailing market price of our common stock on the date of grant. The exercise price may be paid in cash, by the delivery of previously owned shares of our common stock, or through the withholding of shares of our common stock otherwise issuable upon exercise or a combination thereof.
(3) These amounts are based on assumed rates of appreciation over the entire option period without any discount to present value. Actual gains, if any, on stock option exercises will be dependent on overall market conditions and on the future performance of our common stock. There can be no assurance that the amounts reflected in this table will be realized.

   Year-End Options Values. Shown below is information with respect to unexercised options to purchase shares of our common stock granted under our stock option plans to our senior executives and held by them at December 31, 2000. None of the our senior executives exercised any stock options during 2000.

                         Number of Shares Subject to           Value of Unexercised
                         Unexercised Options Held At          In-the-Money Options at
                              December 31, 2000                  December 31, 2000
                         --------------------------------    -------------------------
Name                     Exercisable       Unexercisable     Exercisable Unexercisable
----                     --------------    --------------    ----------- -------------
Benj. A. Smith, III.....           31,930                  0   $22,500      $    0
Philip J. Koning........           15,450              3,090    33,750       3,000
Steven L. Germond.......                0              2,884         0       4,300
Ray D. Tooker...........            4,120              1,030         0       1,000

   Benefits. We provide group health and life insurance benefits and supplemental unemployment benefits to our regular employees, including our executive officers. In January 1999, we implemented a 401(k) plan.

   Employee Stock Purchase Plan. We have adopted an employee stock purchase plan which provides our employees with a convenient means to purchase shares of our common stock through payroll deductions. Purchases of our shares are made on behalf of participating employees on the open market. At March 31, 2001, 6,179 shares had been purchased under the plan.

                             PRINCIPAL SHAREHOLDERS

   The table below sets forth, as of April 25, 2001, information regarding the beneficial ownership of our common stock by each person who is known to us to be the beneficial owner of more than 5% of our common stock, each of our directors, each of our executive officers named in the summary compensation table, and all of our directors and executive officers as a group, both before and after giving effect to this offering. The table has been adjusted to reflect the 3.0% stock dividend distributed May 4, 2001.

                                                Percent of Outstanding Common Stock
                                             -----------------------------------------
Name of Beneficial         Number of Shares
Owner(1)                  Beneficially Owned Before the Offering After the Offering(2)
------------------        ------------------ ------------------- ---------------------
Benj. A. Smith, III(3)..       276,495               7.5%                 5.4%
Philip J. Koning(4).....        53,303               1.4%                 1.1%
Steven L. Germond.......         2,266                 *                    *
G. Thomas Boylan(5).....       134,853               3.6%                 2.7%
Robert E. DenHerder(5)..       137,093               3.7%                 2.7%
John F. Koetje(6).......        86,469               2.3%                 1.7%
Ray D. Tooker(7)........         7,210                 *                    *
All executive officers
 and directors as a
 group (7 persons)(8)...       697,689              18.9%                13.7%

-----------------
 *  Represents less than 1% of ownership.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days from April 25, 2001 are considered outstanding for the purpose of calculating the common stock beneficially owned by that person.
(2) The number of shares of common stock deemed outstanding after this offering includes the 1,400,000 shares of common stock offered for sale by us in this offering, but does not include any of the up to 210,000 additional shares of common stock to be purchased from us if the underwriters' over-allotment option is exercised in full.
(3) Includes options to purchase 31,930 shares, 3,090 shares owned by Mr. Smith's spouse, and 30,900 shares held in trust for the benefit of Mr. Smith's spouse. Also includes 103,129 shares with respect to which Smith & Associates, an investment advisory firm controlled by Mr. Smith, has voting power, but with respect to which Mr. Smith disclaims beneficial ownership.
(4) Includes options to purchase 15,450 shares of common stock exercisable within 60 days.
(5) Includes options to purchase 6,180 shares of common stock exercisable within 60 days.
(6) Includes options to purchase 2,060 shares of common stock exercisable within 60 days.
(7) Includes options to purchase 4,120 shares of common stock exercisable within 60 days.
(8) Includes options to purchase 45,320 shares of common stock exercisable within 60 days.

                              CERTAIN TRANSACTIONS

   Our directors and officers have had and are expected to have banking and other transactions with us in the ordinary course of our business. Related party loans totaled approximately $12.7 million at March 31, 2001. All transactions between us and affiliated persons, including our 5% shareholders, are and will be on terms no less favorable to us than could be obtained from independent third parties. Any loans and commitments to lend we make to affiliated persons are and will be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions we make with unaffiliated parties of similar creditworthiness. Any of these transactions will be approved by a majority of our independent directors who do not have an interest in the transaction and who will have access, at our expense, to our legal counsel.

   Mr. Benj. A. Smith, III, our Chairman and Chief Executive Officer, is also the sole owner and President of Smith & Associates Investment Management Services, an investment advisory firm. Approximately $128 million of the $247 million in assets held by our trust department at March 31, 2001, represent accounts referred by Smith & Associates to our trust department. These assets were previously held in custodial accounts with other financial institutions. Smith & Associates received no compensation for these referrals. Smith & Associates may continue to refer additional accounts to our trust department, although we do not expect the dollar amount of future referrals to be as large as the initial referrals to our trust department. Most of the accounts referred by Smith & Associates to our trust department are custodial accounts as to which our trust department has no investment responsibility or authority. Our trust department is compensated from these accounts for its custodial services. Payments to Smith & Associates for investment services are made from these custodial accounts to Smith & Associates based on arrangements made directly between Smith & Associates and the trust grantors.

   When trust documents give our trust department investment authority, depending on the size and nature of the trust, the trust asset investment services may be handled internally or outsourced. Our trust department handles the investment of smaller accounts internally. However, our trust department is not yet internally staffed to perform active investment management services for larger, more complex trusts. For these trusts, our trust department outsources investment management services to Smith & Associates or other unaffiliated investment advisory firms based on the trust customer's preference. Our trust department receives no compensation for these referrals just as it pays no compensation for accounts referred to it. All investment management services provided to our trust department by Smith & Associates have been and will be entered into on terms that are no less favorable to us or our customers than those which can be obtained from unaffiliated third parties. In 2000, total payments to Smith & Associates for investment management services performed on behalf of our trust department were less than $100,000. The total of these fees was less than the custodial fee revenue received by our trust department from custodial accounts referred by Smith & Associates to our trust department.

   In addition, we lease our trust administration office located at 106 E. 8th Street in Holland from a corporation wholly-owned by Mr. Smith. The 2001 monthly rent under this lease is $2,200. This lease arrangement will terminate when our new headquarters is completed. Presently, we also rent our temporary Wyoming branch location, on a short-term lease, from John F. Koetje, a member of our board of directors. The monthly rent under the lease is $2,770 and the lease terminates on April 30, 2002. The terms of both leases were negotiated on an arm's-length basis. We believe that the rents and other terms reflect fair market value. See "Business -- Properties."

                           SUPERVISION AND REGULATION

   The following is a summary of various statutes and regulations affecting Macatawa Bank Corporation and Macatawa Bank. This summary is qualified in its entirety by these statutes and regulations. A change in applicable laws or regulations may have a material effect on us and our profitability and growth.

General

   Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System, the FDIC, the Commissioner of the Michigan Office of Financial and Insurance Services, Division of Financial Institutions, the Internal Revenue Service, state taxing authorities, and the Securities and Exchange Commission. The effect of all of the statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

   Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and the payment of dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors, and the public, rather than our shareholders.

   Federal law and regulations establish supervisory standards applicable to the lending activities of our bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

The Company

   General. Macatawa Bank Corporation is a bank holding company, and is registered with, and subject to regulation by, the Federal Reserve Board under the Bank Holding Company Act, as amended. Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve Board, and are required to file with the Federal Reserve Board periodic reports of our operations and any additional information as the Federal Reserve Board may require.

   In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to Macatawa Bank and to commit resources to support Macatawa Bank in circumstances where we might not do so absent this policy. In addition, if the Michigan Office of Financial and Insurance Services deems our capital to be impaired, it may require us to restore our capital by a special assessment upon us as Macatawa Bank's sole shareholder. If we were to fail to pay any special assessment, the directors of Macatawa Bank would be required, under Michigan law, to sell our shares to the highest bidder at either a public or private auction and use the proceeds of the sale to restore Macatawa Bank's capital.

   Investments and Activities. In general, any direct or indirect acquisition by us of any voting shares of any bank which would result in our direct or indirect ownership or control of more than 5% of any class of voting shares of that bank, and any merger or consolidation between us and another bank holding company, will require the prior written approval of the Federal Reserve Board under the Bank Holding Company Act. In acting on any of these applications, the Federal Reserve Board must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act. Effective September 29, 1995, bank holding companies may acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring company and all of its insured depository institution affiliates.

   The merger or consolidation of an existing bank subsidiary of ours with another bank, or the acquisition by a bank subsidiary of ours of assets of another bank, or the assumption of liability by a bank subsidiary of ours to pay any deposits in another bank, will require the prior written approval of the responsible federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the Bank Holding Company Act. In addition, in these cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and/or the Michigan Office of Financial and Insurance Services under the Michigan Banking Code, may be required.

   With certain limited exceptions, the Bank Holding Company Act prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under current Federal Reserve Board regulations, permissible non-banking activities including mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Well-capitalized and well-managed bank holding companies may engage de novo in certain types of non-banking activities without prior notice to, or approval of, the Federal Reserve Board, provided that written notice of the new activity is given to the Federal Reserve Board within 10 business days after the activity is commenced. If a bank holding company wishes to engage in a non-banking activity by acquiring a going concern, prior notice and/or prior approval will be required, depending upon the activities in which the company to be acquired is engaged, the size of the company to be acquired and the financial and managerial condition of the acquiring bank company.

   In evaluating a proposal to engage (either de novo or through the acquisition of a going concern) in a non-banking activity, the Federal Reserve Board will consider various factors, including the financial and managerial resources of the bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of the bank holding company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern.

   Eligible bank holding companies that elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies. While we believe we are eligible to elect to operate as a financial holding company, as of the date of this filing, we have not applied for approval to operate as a financial holding company.

   Capital Requirements. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

   The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies:

  . a leverage capital requirement expressed as a percentage of total assets, and

  . a risk-based requirement expressed as a percentage of total risk-weighted assets.

   The leverage capital requirement consists of a minimum ratio of Tier 1 capital (which consists principally of shareholders' equity) to total assets of 3% for the most highly rated companies, with minimum requirements of 4% for all others. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital.

   The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, Federal Reserve Board regulations provide that additional capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. The Federal Reserve Board has not advised us of any specific minimum Tier 1 Capital leverage ratio that is applicable to us.

   Dividends. Macatawa Bank Corporation is a corporation separate and distinct from Macatawa Bank. Most of our revenues will be received in the form of dividends, if any, paid by our bank. Thus, our ability to pay dividends to our shareholders will indirectly be limited by statutory restrictions on our bank's ability to pay dividends. See "Supervision and Regulation -- The Bank --
 Dividends." Further, the Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over our bank are possessed by the FDIC. The "prompt corrective action" provisions of federal law and regulation authorizes the Federal Reserve Board to restrict the payment of dividends by us if our insured bank fails to meet specified capital levels.

   In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution a corporation, like us, can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution. We are authorized to issue preferred stock but we have no current plans to issue any preferred stock.

The Bank

   General. Macatawa Bank is a Michigan banking corporation and our deposit accounts are insured by the Bank Insurance Fund of the FDIC. As a Bank Insurance Fund-insured Michigan chartered bank, we are subject to the examination, supervision, reporting and enforcement requirements of the Michigan Office of Financial and Insurance Services, Division of Financial Institutions, as the chartering authority for Michigan banks, and the FDIC, as administrator of the Bank Insurance Fund. These agencies and the federal and state laws applicable to our bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of noninterest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

   Deposit Insurance. As an FDIC-insured institution, we are required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their respective levels of capital and results of supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

   The Federal Deposit Insurance Act requires the FDIC to establish assessment rates at levels which will maintain the Deposit Insurance Fund at a mandated reserve ratio of not less than 1.25% of estimated insured deposits. Accordingly, the FDIC established the schedule of Bank Insurance Fund insurance assessments for the first semi-annual assessment period of 2001, ranging from 0% of deposits for institutions in the lowest risk category to .27% of deposits for institutions in the highest risk category.

   The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

   Commissioner Assessments. Michigan banks are required to pay supervisory fees to the Michigan Office of Financial and Insurance Services to fund its operations. The amount of supervisory fees paid by a bank is based upon total assets, as reported to the Michigan Office of Financial and Insurance Services.

   FICO Assessments. Pursuant to federal legislation enacted September 30, 1996, our bank, as a member of the Bank Insurance Fund, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation. The Financing Corporation was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund which insures the deposits of thrift institutions. Until January 1, 2000, the Financing Corporation assessments made against Bank Insurance Fund members could not exceed 20% of the amount of Financing Corporation assessments made against Savings Association

Insurance Fund members. Currently, Savings Association Insurance Fund members pay the Financing Corporation assessments at a rate equal to approximately 0.063% of deposits while Bank Insurance Fund members pay Financing Corporation assessments at a rate equal to approximately 0.013% of deposits. Between January 1, 2000 and the maturity of the outstanding Financing Corporation obligations in 2019, Bank Insurance Fund members and Savings Association Insurance Fund members will share the cost of the interest on the Financing Corporation bonds on a pro rata basis. It is estimated that Financing Corporation assessments during this period will be less than 0.025% of deposits.

   Capital Requirements. The FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, FDIC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

   Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

                          Total Risk-    Tier 1
                             Based     Risk-Based
                            Capital      Capital
                             Ratio        Ratio     Leverage Ratio
                          -----------  ----------   --------------
Well capitalized........  10% or above 6% or above  5% or above
Adequately capitalized..  8% or above  4% or above  4% or above
Undercapitalized........  Less than 8% Less than 4% Less than 4%
Significantly
 undercapitalized.......  Less than 6% Less than 3% Less than 3%
Critically                     --          --       A ratio of tangible equity to
 undercapitalized.......                            total assets of 2% or less

   Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

   In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

   Dividends. Under Michigan law, our bank is restricted as to the maximum amount of dividends it may pay on its common stock owned by us. Our bank may not pay dividends except out of net profits after deducting losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If our bank has a surplus less than the amount of its capital, it may not declare or pay any dividend to us until an amount equal to at least 10% of net profits for the preceding one-half year (in the case of quarterly or semi-annual dividends) or full-year (in the case of annual dividends) has been transferred to surplus. A Michigan state bank may, with the approval of the Michigan Office of Financial and Insurance Services, Division of Financial Institutions, by vote of shareholders owning 2/3 of the stock eligible to vote increase its capital stock by a declaration of a stock dividend, provided that after the increase the bank's surplus equals at least 20% of its capital stock, as increased. Our bank may not declare or pay any dividend to us until the cumulative dividends on preferred stock (should any preferred stock be issued and outstanding) have been paid in full. Macatawa Bank's articles of incorporation do not authorize the issuance of preferred stock and there are no current plans to seek authorization to do so.

   Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, the FDIC may prohibit the payment of dividends by the bank, if the dividend payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice.

   Insider Transactions. Our bank is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to us or our subsidiaries, on investments in our securities or securities of our subsidiaries, and the acceptance of our securities or securities of our subsidiaries as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by our bank to our directors and officers, the directors and officers of our bank, to our principal shareholders, and to "related interests" of our directors and officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of our company or one of our subsidiaries or a principal shareholder in our company may obtain credit from banks with which our bank maintains a correspondent relationship.

   Safety and Soundness Standards. The federal banking agencies have adopted guidelines to promote the safety and soundness of federally insured depository institutions. These guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is so severe that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan or failure to adhere to a compliance plan that has been accepted by the appropriate regulator would constitute grounds for further enforcement action.

   State Bank Activities. Under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with federal law. These restrictions are not currently expected to have a material impact on our operations.

   Eligible state banks are also authorized to engage, through "financial subsidiaries," in numerous activities that are permissible for financial holding companies (as described above) and any activities that the Secretary of the Treasury, in consultation with the Board, determines is financial in nature or incidental to the financial activity. As of the date of this filing, we have not applied for approval to establish any financial subsidiaries.

   Consumer Protection Laws. Our business includes making a variety of types of loans to individuals. In making these loans, we are subject to Michigan usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm-Leach-Bliley Act and regulations promulgated thereunder, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. Our bank is subject to extensive deposit-related guidelines under Michigan and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon us and our directors and officers.

   Branching Authority. Michigan banks have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals (including the approval of the Michigan Office of Financial and Insurance Services and the FDIC).

   The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 allows banks to establish interstate branch networks through acquisitions of other banks, subject to various conditions, including various limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 only if specifically authorized by state law. The legislation allowed individual states to "opt-out" of interstate branching authority by enacting appropriate legislation prior to June 1, 1997.

   Michigan did not opt out of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, and now permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the Michigan Office of Financial and Insurance Services the following activities:

  . the acquisition of all or substantially all of the assets of a Michigan-chartered bank by an FDIC-insured bank, savings bank, or savings and loan association located in another state;

  . the acquisition by a Michigan-chartered bank of all or substantially all of the assets of an FDIC-insured bank, savings bank or savings and loan association located in another state;

  . the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting the consolidation, with the resulting organization chartered by Michigan;

  . the establishment by a foreign bank, which has not previously designated any other state as its home state under the International Banking Act of 1978, of branches located in Michigan; and

  . the establishment or acquisition of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting Michigan-chartered banks to establish branches in that jurisdiction.

   Further, the Michigan Banking Code permits, upon written notice to the Michigan Office of Financial and Insurance Services:

  . the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings and loan association located in another state, the District of Columbia, or a U.S. territory or protectorate;

  . the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates; and

  . the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states, with the resulting organization chartered by one of these other states.

   Federal Reserve System. Federal Reserve Board regulations, as presently in effect, require depository institutions to maintain noninterest earning reserves against their transaction accounts (primarily NOW and regular checking accounts), as follows: for transaction accounts aggregating $42.8 million or less, the reserve requirement is 3% of total transaction accounts, and for transaction accounts aggregating in excess of $42.8 million, the reserve requirement is $1.284 million plus 10% of the aggregate amount of total transaction accounts in excess of $42.8 million. The first $5.5 million of otherwise reservable balances are exempted from the reserve requirements. These reserve requirements are subject to annual adjustment by the Federal Reserve Board. Macatawa Bank is in compliance with the foregoing requirements.

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

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 9,500,000 shares of common stock and 500,000 shares of preferred stock, no par value. As of the date of this prospectus, there were 3,696,789 shares of our common stock issued and outstanding. We have not issued any shares of preferred stock.

   Michigan law allows our board of directors to issue additional shares of stock up to the total amount of common stock and preferred stock authorized without obtaining the prior approval of our shareholders. Registrar and Transfer Company is the transfer agent for our common stock.

Common Stock

   Dividend Rights. Subject to any prior rights of holders of our preferred stock then outstanding, the holders of our common stock will be entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of our preferred stock then outstanding whose preferential rights are superior to those receiving the distribution. See "Supervision and Regulation -- The Company -- Dividends."

   Funds for the payment of dividends by us are expected to be obtained primarily from dividends paid to us by our bank. There can be no assurance that we will have funds available for dividends, or that if the funds are available, that dividends will be declared by our board of directors.

   Voting Rights. Subject to the rights, if any, of holders of shares of our preferred stock then outstanding, all voting rights are vested in the holders of shares of our common stock. Each share of our common stock entitles the holder thereof to one vote on all matters, including the election of directors. Our shareholders do not have cumulative voting rights.

   Outstanding Options. As of March 31, 2001, we had issued options to approximately 80 employees and directors to purchase an aggregate of 167,787 shares of our common stock at exercise prices ranging from $9.71 to $16.02 per share pursuant to our stock compensation plan and directors stock option plan. These options have expiration dates ranging from March 19, 2008 to December 10, 2010. We have reserved for issuance under these option plans 246,428 shares of common stock, including 167,787 shares already subject to outstanding options. As of March 31, 2001, no options granted under either the stock compensation plan or the directors stock option plan had been exercised.

   Preemptive Rights. Holders of our common stock do not have preemptive rights.

   Liquidation Rights. Subject to any prior rights of any holders of our preferred stock then outstanding, holders of our common stock are entitled to share on a pro rata basis in our net assets which remain after satisfaction of all liabilities.

   Reports to Shareholders. We will furnish our shareholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information. See "Available Information."

   Shares Available for Issuance. The availability for issuance of a substantial number of shares of our common and preferred stock at the discretion of our board of directors will provide us with the flexibility to take advantage of opportunities to issue stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of our capital stock, except for an aggregate of 246,428 shares of our common stock reserved for issuance under our stock option plans.

   Uncommitted authorized but unissued shares of our common stock may be issued from time to time to any persons and for any consideration as our board of directors may determine and holders of the then outstanding shares of our common stock may or may not be given the opportunity to vote thereon, depending upon the nature of the transactions, applicable law and the judgment of our board of directors regarding the submission of any issuance to our shareholders. As noted, our shareholders will have no preemptive rights to subscribe to newly issued shares.

   Moreover, it will be possible that additional shares of our common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in our company more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of our company. Under these circumstances, the availability of authorized and unissued shares of our common stock may make it more difficult for our shareholders to obtain a premium for their shares. The authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of our company by means of a merger, tender offer, proxy contest or other means. These shares could be privately placed with purchasers who might cooperate with our board of directors in opposing any attempt by a third party to gain control of us. The issuance of new shares of our common stock could also be used to dilute ownership of a person or entity seeking to obtain control of our company. Although we do not currently contemplate taking any of these actions, shares of our capital stock could be issued for the purposes and effects described above, and our board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue stock for these purposes.

Preferred Stock

   Our board of directors is authorized to issue preferred stock in one or more series, from time to time, with full or limited voting powers, or without voting powers, and with all designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions upon the preferred stock, as may be provided in the resolution or resolutions adopted by our board of directors. The authority of our board of directors includes, but is not limited to, the determination or fixing of the following with respect to shares of any class or series of preferred stock:

  .  the number of shares and designation of any series of preferred stock;

  .  the dividend rate and whether dividends are to be cumulative;

  . whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;

  . the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series;

  . whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions;

  . whether the shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

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

  .  the voting powers, full or limited, if any, of the shares;

  . whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any of these other series; and

  . any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

   Our board of directors, without shareholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of our common stock.

Anti-Takeover Provisions

   In addition to the utilization of authorized but unissued shares as described above, our articles of incorporation and the Michigan Business Corporation Act contain other provisions which could be utilized by us to impede certain efforts to acquire control of our company. Those provisions include the following:

   Control Share Provisions. The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. The control share provisions regulate the acquisition of "control shares" of large public Michigan corporations.

   The control share provisions establish procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3% or 50%. Under the control share provisions, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The Control Share Provisions do not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

   The control share provisions entitle corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the control share provisions confer dissenters' rights upon all of a corporation's shareholders except the acquiring person.

   The control share provisions apply only to an "issuing public corporation." We fall within the statutory definition of an "issuing public corporation." The control share provisions automatically apply to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. We have not "opted out" of the control share provisions.

   Fair Price Provisions. Provisions of the Michigan Business Corporation Act create the fair price provisions which establish a statutory scheme similar to the supermajority and fair total price provisions found in many corporate charters. The fair price provisions provide that a supermajority vote of 90% of the total shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The fair price provisions define a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

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

   The supermajority vote required by the fair price provisions do not apply to business combinations that satisfy certain conditions. These conditions include that the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

   The requirements of the fair price provisions do not apply to business combinations with an interested shareholder that a company's board of directors has approved or exempted from the requirements of the fair price provisions by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

   Classified Board. Our board of directors is classified into three classes, with each class serving a staggered, three-year term. This classification could have the effect of extending the time during which our board of directors could control our operating policies even though opposed by the holders of a majority of the outstanding shares of common stock.

   Under our articles of incorporation, all nominations for directors by one of our shareholders must be delivered to us in writing at least 60, but not more than 90, days prior to the annual meeting of our shareholders. A nomination that is not received within this period will not be placed on the ballot. Our board of directors believes that advance notice of nominations by our shareholders will afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our board of directors, will provide an opportunity to inform our shareholders about these qualifications. Although this nomination procedure does not give our board of directors any power to approve or disapprove our shareholders' nominations for the election of directors, this nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

   Our articles of incorporation provide that any one or more or our directors may be removed at any time, with or without cause, but only by either: the affirmative vote of a majority of our "continuing directors" and at least 80% of our directors or the affirmative vote, at a meeting of our shareholders called for that purpose, of the holders of at least 80% of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. A "continuing director" is generally defined in our articles of incorporation as any member of our board of directors who is unaffiliated with any "interested shareholder" (generally, an owner of 10% or more of our outstanding voting shares) and was a member of our board of directors prior to the time an interested shareholder became an interested shareholder, and any successor of a continuing director who is unaffiliated with an interested shareholder and is recommended to succeed a continuing director by a majority of the continuing directors then on our board of directors.

   Any vacancies on our board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by our board of directors, acting by an affirmative vote of a majority of the continuing directors and an 80% majority of all of the directors then in office, although less than a quorum. Any directors so chosen hold office until the next annual meeting of our shareholders at which directors are elected to the class to which this director was named and until their respective successors are duly elected and qualified or their resignation or removal. No decrease in the number of directors may shorten the term of any incumbent director.

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

   Notice of Shareholder Proposals. Under our articles of incorporation, the only business that may be conducted at an annual or special meeting of our shareholders is business that has been brought before the meeting by or at the direction of the majority of our directors or by a shareholder who provides timely notice of the proposal in writing to the secretary of our company and the proposal is a proper subject for action by our shareholders under Michigan law or whose proposal is included in our proxy materials in compliance with all the requirements set forth in the applicable rules and regulations of the Securities and Exchange Commission. To be timely, a shareholder's notice of proposal must be delivered to, or mailed to and received at the principal executive offices of our company not less than 60 days prior to the date of the originally scheduled annual meeting regardless of any postponements, deferrals or adjournments of that meeting to a later date. With respect to special meetings, notice must be received by us no more than 10 days after we mail notice of the special meeting. Our shareholder's notice of proposal must set forth in writing each matter the shareholder proposes to bring before the meeting including:

  . the name and address of the shareholder submitting the proposal, as it appears on our books and records;

  . a representation that the shareholder: (a) is a holder of record of our stock entitled to vote at the meeting, (b) will continue to hold our stock through the date on which the meeting is held, and (c) intends to vote in person or by proxy at the meeting and to submit the proposal for shareholder vote;

  . a brief description of the proposal desired to be submitted to the meeting for shareholder vote and the reasons for conducting this business at the meeting; and

  . the description of any financial or other interest of the shareholder in the proposal.

   This procedure may limit to some degree the ability of our shareholders to initiate discussions at our annual shareholder meetings. It may also preclude the conducting of business at a particular meeting if the proposed notice procedures have not been followed.

   Certain Shareholder Action. Our articles of incorporation require that any shareholder action must be taken at an annual or special meeting of our shareholders, that any meeting of shareholders must be called by our board of directors or our Chairman of the Board, and prohibits shareholder action by written consent. Our shareholders are not permitted to call a special meeting of shareholders or require that our board of directors call a special meeting. The Michigan Business Corporation Act permits shareholders holding in the aggregate 10% or more of all of the shares entitled to vote at a meeting to request the circuit court of the county in which our principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

   Amendment or Repeal of Certain Provisions of the Articles. Under Michigan law, our board of directors need not adopt a resolution setting forth an amendment to our articles of incorporation before our shareholders may vote on it. Unless our articles of incorporation provide otherwise, amendments of our articles of incorporation generally require the approval of the holders of a majority of our outstanding stock entitled to vote, and if the amendment would increase or decrease the number of authorized shares of any class or series of our capital stock, or the par value of these shares, or would adversely affect the rights, powers, or preferences of any class or series of our capital stock, a majority of the outstanding stock of this class or series also would be required to approve the amendment.

   Our articles of incorporation require that in order to amend, repeal or adopt any provision inconsistent with Article VIII relating to our board of directors, Article IX relating to shareholder proposals or Article X with respect to shareholder actions, the affirmative vote of at least 80% of the

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

issued and outstanding shares of our common stock entitled to vote in the election of directors, voting as a single class must be received; provided, however, that this amendment or repeal or inconsistent provision may be made by a majority vote of our shareholders at any meeting of the shareholders duly called and held where the amendment has been recommended for approval by at least 80% of all directors then holding office and by a majority of the "continuing directors." These amendment provisions could render it more difficult to remove management or for a person seeking to effect a merger or otherwise gain control of our company. These amendment requirements could therefore adversely affect the potential realizable value of our shareholders' investments.

   Board Evaluation of Certain Offers. Article XII of our articles of incorporation provides that our board of directors shall not approve, adopt or recommend any offer of any person or entity (other than by us) to make a tender or exchange offer for any of our common stock, to merge or consolidate us with any other entity, or to purchase or acquire all or substantially all of the our assets, unless and until our board of directors has evaluated the offer and determined that the offer would be in compliance with all applicable laws and that the offer is in our best interests and that of our shareholders. In doing so, our board of directors may rely on an opinion of legal counsel who is independent from the offeror, and/or it may test the legal compliance in front of any court or agency that may have appropriate jurisdiction over the matter.

   In making its determination, our board of directors must consider all factors it deems relevant, including but not limited to:

  . the adequacy and fairness of the consideration to be received by us and/or our shareholders, considering historical trading prices of our capital stock, the price that could be achieved in a negotiated sale of our company as a whole, past offers, and our future prospects;

  . the potential social and economic impact of the proposed transaction on us, our subsidiaries, our employees, customers and vendors;

  . the potential social and economic impact of the proposed transaction on the communities in which we operate or are located;

  . the business and financial condition and earnings prospects of the proposed acquiring person or entity; and

  . the competence, experience and integrity of the proposed acquiring person or entity and its or their management.

   In order to amend, repeal, or adopt any provision that is inconsistent with
Article XII of our articles of incorporation, at least 80% of our shareholders, voting together as a single class, must approve the change, unless the change has been recommended for approval by at least 80% of our directors, in which case a majority of our voting stock could approve the action.

Indemnification of Directors and Officers

   Our articles of incorporation provide that we shall indemnify our present and past directors, officers, and other persons as our board of directors may authorize, to the fullest extent permitted by law.

   Our articles of incorporation contain indemnification provisions concerning third party actions as well as actions brought on our company's behalf by our shareholders. Our articles of incorporation provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any actual or threatened civil, criminal, or administrative or investigative action, suit or proceeding (whether brought by

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

or in the name of our company, a subsidiary or otherwise) in which a director or executive officer is a witness or which is brought against a director of executive officer in his or her capacity as a director, officer, employee, agent or fiduciary of our company or of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which the director or executive officer was serving at our request.

   FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by us or our bank to our directors or officers otherwise permitted under the Michigan Business Corporation Act or the Michigan Banking Code, respectively.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the provisions discussed above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

   We have purchased directors' and officers' liability insurance for our directors and officers and those of Macatawa Bank.

   The Michigan Business Corporation Act permits corporations to limit the personal liability of their directors in certain circumstances. Our articles of incorporation provide that a director of our company shall not be personally liable to us or our shareholders for monetary damages for breach of the director's fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the Michigan Business Corporation Act, currently including, without limitation, the following:

  . the breach of the director's duty of loyalty to Macatawa Bank Corporation or our shareholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of the Michigan Business Corporation Act; and

  . transactions from which the director derived an improper personal benefit.

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                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of the sale of all shares offered, we expect to have approximately 5,096,789 shares of our common stock outstanding. The 1,400,000 shares of our common stock offered in this Offering have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and may generally be resold without registration under the Securities Act of 1933 unless they were acquired by our directors, executive officers, or other affiliates or those of our bank. These affiliates of our company may generally only sell shares of our common stock pursuant to Rule 144 of the Securities Act of 1933.

   In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of our company may sell shares of our common stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of our company's common stock (50,970 shares immediately following this offering) or the average weekly trading volume in our company's common stock during the four calendar weeks preceding any affiliate sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

   As of March 31, 2001, we had issued options to approximately 80 employees and directors to purchase an aggregate of 167,787 shares of our common stock at exercise prices ranging from $9.71 to $16.02 per share pursuant to our stock compensation plan and directors stock option plan. These options have expiration dates ranging from March 19, 2008 to December 10, 2010. We have reserved for issuance under these option plans 246,428 shares of common stock. At March 31, 2001, no options granted under either the stock compensation plan or the directors stock option plan had been exercised.

   We and our executive officers and directors have agreed that for a period of 120 days after the date of this prospectus, we and they will not, without the prior written consent of Dain Rauscher Wessels, directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer (subject to certain exceptions) any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock.

   No predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of our common stock after completion of this offering. Nevertheless, sales of substantial amounts of our common stock in the public market could have an adverse effect on prevailing market prices.

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                                  UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have severally agreed to purchase from us an aggregate of 1,400,000 shares of common stock in the amount set forth opposite their respective names.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Dain Rauscher Incorporated......................................... 1,050,000
   Stifel, Nicolaus & Company, Incorporated...........................   350,000
                                                                       ---------
     Total............................................................ 1,400,000
                                                                       =========

   The underwriting agreement provides that the underwriters' obligations are subject to specified conditions precedent and that the underwriters are committed to purchase all of the shares of our common stock offered hereby if the underwriters purchase any of such shares of common stock.

   The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession not in excess of $0.66 per share. The underwriters may allow and such dealers may reallow a discount not in excess of $0.10 per share to certain other brokers and dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 210,000 additional shares of our common stock solely to cover overallotments, if any, at the same price per share to be paid by the underwriters for the other shares of common stock offered hereby.

   The underwriters' commissions are shown in the following table. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share.......................................... $     1.12   $     1.12
                                                       ----------   ----------
     Total............................................ $1,568,000   $1,803,200
                                                       ==========   ==========

   In connection with the offering of the shares of our common stock, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the shares of our common stock. Such transactions may include over-allotment transactions in which an underwriter creates a short position for its own account by selling more shares of our common stock than it is committed to purchase from us. In such a case, to cover all or part of the short position, the underwriters may purchase shares of our common stock in the open market following completion of the initial offering of the shares of our common stock. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock. The underwriters also may reclaim any selling concession allowed to a dealer if the underwriters repurchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the shares of our common stock at a level above that which might otherwise prevail in the open market. Neither Macatawa Bank Corporation nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of our common stock. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

   We agreed to indemnify the underwriters and their controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

   We and our executive officers and directors have agreed that for a period of 120 days after the date of this prospectus, we and they will not, without the prior written consent of Dain Rauscher Wessels, directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer (subject to certain exceptions) any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock.

                               LEGAL PROCEEDINGS

   Neither Macatawa Bank Corporation nor Macatawa Bank is a party to any material pending legal proceeding. Our management believes there is no litigation threatened in which we face potential loss or exposure or which will materially affect our shareholders' equity or our business or financial condition upon completion of this offering.

                                 LEGAL MATTERS

   The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Varnum, Riddering, Schmidt & Howlett llp, Grand Rapids, Michigan. Members of Varnum, Riddering, Schmidt & Howlett llp own in the aggregate approximately 23,125 shares of our common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements of Macatawa Bank Corporation as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, included in this prospectus have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report accompanying the financial statements. These financial statements are included in reliance upon this report given upon the authority of Crowe Chizek as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports with the SEC. Copies of these reports can be inspected at and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Room 1400, 75 Park Place, New York, New York 10007. Copies of these materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, we are required to file electronic versions of these documents with the SEC through its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   We have filed a registration statement with the SEC in accordance with the provisions of the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information pertaining to the shares of our common stock offered hereby and us, reference is made to the registration statement, including the exhibits filed as a part of this registration statement.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company pursuant to the provisions discussed above under "Description of Capital Stock -- Indemnification of Directors and Officers" or otherwise, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                          INCORPORATION OF INFORMATION
                              WE FILE WITH THE SEC

   The following documents, which we have filed with the SEC, are incorporated by reference in this prospectus:

     (1) Our annual report on Form 10-K for the fiscal year ended December 31, 2000; and

     (2) Our report on Form 10-Q for the quarter ended March 31, 2001.

   All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering of the shares of our common stock shall be deemed incorporated by reference in this prospectus and to be a part of this prospectus from the respective dates of filing these documents.

   We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Requests should be directed to Macatawa Bank Corporation,
Attention: Steven L. Germond, 348 South Waverly Road, Holland, Michigan 49423, telephone number (616) 820-1444.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces that statement. Any statement that is modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT AUDITORS............................................. F-2
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets.............................................. F-3
  Consolidated Statements of Income........................................ F-4
  Consolidated Statements of Changes in Shareholders' Equity............... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Macatawa Bank Corporation
Zeeland, Michigan

   We have audited the accompanying consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

                                          Crowe, Chizek and Company LLP

Grand Rapids, Michigan
January 24, 2001, except Note 18, which
 is dated April 11, 2001

                           MACATAWA BANK CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                           March 31,  December 31, December 31,
                                             2001         2000         1999
                                          ----------- ------------ ------------
                                          (Unaudited)
ASSETS
Cash and due from banks..................  $ 20,505     $ 26,305     $ 20,554
Federal funds sold.......................     3,000          --           --
                                           --------     --------     --------
                                             23,505       26,305       20,554
Securities available for sale, at fair
 value...................................    51,818       48,669       28,281
Federal Home Loan Bank stock.............     3,129        2,550        2,312
    Total loans..........................   438,455      410,676      285,374
Allowance for loan losses................    (6,243)      (5,854)      (3,995)
                                           --------     --------     --------
                                            432,212      404,822      281,379
Premises and equipment--net..............    12,117       12,264        9,998
Accrued interest receivable..............     3,259        3,271        1,904
Other assets.............................     2,217        1,932          493
                                           --------     --------     --------
    Total assets.........................  $528,257     $499,813     $344,921
                                           ========     ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest-bearing....................  $ 45,498     $ 50,746     $ 34,385
  Interest-bearing.......................   373,214      347,871      245,005
                                           --------     --------     --------
    Total................................   418,712      398,617      279,390
Federal Home Loan Bank advances..........    62,588       51,000       30,000
Note payable.............................     4,000        4,000          --
Federal funds purchased..................       --         6,200          --
Accrued expenses and other liabilities...     3,622        1,868        1,005
                                           --------     --------     --------
    Total liabilities....................   488,922      461,685      310,395
Shareholders' equity
  Preferred stock, no par value, 500,000
   shares authorized; no shares issued
   and outstanding.......................       --           --           --
  Common stock, no par value, 9,500,000
   shares authorized; 3,696,789,
   3,589,315 and 3,588,565 shares issued
   and outstanding at March 31, 2001,
   December 31, 2000 and 1999,
   respectively..........................    38,653       36,890       36,883
  Retained earnings (deficit)............       211        1,137       (1,961)
  Accumulated other comprehensive income
   (loss)................................       471          101         (396)
                                           --------     --------     --------
    Total shareholders' equity...........    39,335       38,128       34,526
                                           --------     --------     --------
    Total liabilities and shareholders'
     equity..............................  $528,257     $499,813     $344,921
                                           ========     ========     ========

See accompanying notes to consolidated financial statements.

                           MACATAWA BANK CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                             (Dollars in thousands)

                                Three months ended     Years ended December
                                    March 31,                   31,
                              ----------------------  -------------------------
                                 2001        2000      2000     1999     1998
                              ----------- ----------  -------  -------  -------
                              (Unaudited) (Unaudited)
Interest income
 Loans, including fees......    $ 9,482    $ 6,611    $31,787  $18,379  $ 5,339
 Investments................        798        495      2,551    1,621    1,465
                                -------    -------    -------  -------  -------
 Total interest income......     10,280      7,106     34,338   20,000    6,804
Interest expense
 Deposits...................      4,446      3,056     15,213    8,699    3,186
 Other......................      1,003        513      2,526      729        4
                                -------    -------    -------  -------  -------
 Total interest expense.....      5,449      3,569     17,739    9,428    3,190
                                -------    -------    -------  -------  -------
Net interest income.........      4,831      3,537     16,599   10,572    3,614
Provision for loan losses...       (522)      (487)    (1,931)  (1,967)  (2,023)
                                -------    -------    -------  -------  -------
Net interest income after
 provision for loan losses..      4,309      3,050     14,668    8,605    1,591
Noninterest income
 Service charges and fees...        314        201      1,144      661      157
 Gain on sales of loans.....        266         39        361      623      520
 Trust fees.................        180        114        531      229       --
 Other......................         68         52         16       15        6
                                -------    -------    -------  -------  -------
 Total noninterest income...        828        406      2,052    1,528      683
Noninterest expense
 Salaries and benefits......      1,866      1,648      6,865    5,408    2,727
 Occupancy expense of
  premises..................        295        255      1,094      841      305
 Furniture and equipment
  expense...................        367        263      1,244      777      253
 Legal and professional
  fees......................         66         51        248      135      199
 Advertising................        124         70        366      267      199
 Supplies...................         85        104        348      343      233
 Data processing fees.......        102         74        561      401      196
 Other expense..............        595        464      1,946    1,268      651
                                -------    -------    -------  -------  -------
 Total noninterest
  expenses..................      3,500      2,929     12,672    9,440    4,763
                                -------    -------    -------  -------  -------
Income (loss) before income
 tax expense................      1,637        527      4,048      693   (2,489)
Income tax expense..........        546         --        699       --       --
                                -------    -------    -------  -------  -------
Net income (loss)...........    $ 1,091    $   527    $ 3,349  $   693  $(2,489)
                                =======    =======    =======  =======  =======
Comprehensive income
 (loss).....................    $ 1,461    $   476    $ 3,846  $   292  $(2,484)
                                =======    =======    =======  =======  =======
Basic earnings (loss) per
 share......................    $  0.30    $  0.14    $  0.91  $  0.22  $ (1.18)
                                =======    =======    =======  =======  =======
Diluted earnings (loss) per
 share......................    $  0.29    $  0.14    $  0.90  $  0.22  $ (1.18)
                                =======    =======    =======  =======  =======

See accompanying notes to consolidated financial statements.

                           MACATAWA BANK CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             (Dollars in thousands)

                                                      Accumulated
                                                         Other
                                           Retained  Comprehensive     Total
                                   Common  Earnings     Income     Shareholders'
                                    Stock  (Deficit)    (Loss)        Equity
                                   ------- --------- ------------- -------------
Balance, January 1, 1998.........  $ 8,138  $ (165)      $ --         $ 7,973
Net loss.........................           (2,489)                    (2,489)
Other comprehensive income
 (loss):
 Net change in unrealized gain
  (loss) on securities available
  for sale, net of tax of
  $2,346.........................                            5              5
                                                                      -------
   Comprehensive loss............                                      (2,484)
Proceeds from sale of 1,495,000
 shares of common stock on April
 7, 1998.........................   14,123                             14,123
                                   -------  ------       -----        -------
Balance, December 31, 1998.......   22,261  (2,654)          5         19,612
Net income.......................              693                        693
Other comprehensive income
 (loss):
 Net change in unrealized gain
  (loss) on securities available
  for sale, net of tax of
  ($206,457).....................                         (401)          (401)
                                                                      -------
   Comprehensive income..........                                         292
Proceeds from sale of 1,153,440
 shares of common stock on June
 4, 1999.........................   14,622                             14,622
                                   -------  ------       -----        -------
Balance, December 31, 1999.......   36,883  (1,961)       (396)        34,526
Net income.......................            3,349                      3,349
Other comprehensive income
 (loss):
 Net change in unrealized gain
  (loss) on securities available
  for sale, net of tax of $256...                          497            497
                                                                      -------
   Comprehensive income..........                                       3,846
Common stock issued upon exercise
 of stock options (750 shares)...        7                                  7
Cash dividends at $.07 per
 share...........................             (251)                      (251)
                                   -------  ------       -----        -------
Balance, December 31, 2000.......   36,890   1,137         101         38,128
Net income (unaudited)...........            1,091                      1,091
Other comprehensive income (loss)
 (unaudited):
 Net change in unrealized gain
  (loss) on securities available
  for sale, net of tax of $191...                          370            370
                                                                      -------
   Comprehensive income..........                                       1,461
Issued 107,474 shares in payment
 of 3% stock dividend
 (unaudited).....................    1,763  (1,766)                        (3)
Cash dividends at $.07 per share
 (unaudited).....................             (251)                      (251)
                                   -------  ------       -----        -------
Balance, March 31, 2001
 (unaudited).....................  $38,653  $  211       $ 471        $39,335
                                   =======  ======       =====        =======

See accompanying notes to consolidated financial statements.

                           MACATAWA BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                           Three months ended
                               March 31,            Years ended December 31,
                         ----------------------  ---------------------------------
                            2001        2000        2000        1999       1998
                         ----------- ----------  ----------  ----------  ---------
                         (Unaudited) (Unaudited)
Cash flows from
 operating activities:
Net income (loss)......   $  1,091   $     527   $    3,349  $      693  $  (2,489)
Adjustments to
 reconcile net income
 (loss) to net cash
 from operating
 activities
  Depreciation and
   amortization........        313         249        1,232         737        271
  Provision for loan
   losses..............        522         487        1,931       1,967      2,022
  Origination of loans
   for sale............    (35,579)     (8,036)     (47,007)    (54,715)   (44,146)
  Proceeds from sales
   of loans originated
   for sale............     35,845       8,075       47,368      55,338     44,667
  Gain on sales of
   loans...............       (266)        (39)        (362)       (623)      (520)
  Net change in
    Organizational
     costs.............        --          --           --          --          66
    Accrued interest
     receivable and
     other assets......       (273)       (437)      (3,010)     (1,107)    (1,221)
    Accrued expenses
     and other
     liabilities.......      1,562         143          810         583        588
                          --------   ---------   ----------  ----------  ---------
      Net cash from
       operating
       activities......      3,215         969        4,311       2,873       (762)
Cash flows from
 investing activities:
Loan originations and
 payments, net.........    (27,913)    (40,578)    (125,373)   (147,494)  (137,384)
Purchase of FHLB
 stock.................       (579)        --          (238)     (2,312)       --
Activity in securities
 available for sale
  Purchases............    (17,580)     (1,372)     (19,598)    (16,879)   (29,000)
  Maturities...........     15,000         --           --       15,000      4,000
Additions to premises
 and equipment.........       (175)     (1,924)      (3,534)     (3,610)    (6,715)
                          --------   ---------   ----------  ----------  ---------
      Net cash from
       investing
       activities......    (31,247)    (43,874)    (148,743)   (155,295)  (169,099)
Cash flows from
 financing activities:
Net increase (decrease)
 in short-term
 borrowings............     (6,200)        --         6,200      (2,000)     2,000
Proceeds from note
 payable...............        --          --         4,000         --         --
Proceeds from FHLB
 advances..............     16,852      25,000       56,000      51,000        --
Repayments on FHLB
 advances..............     (5,264)    (20,000)     (35,000)    (21,000)       --
Net increase in
 deposits..............     20,095      42,195      119,227     112,401    164,276
Cash dividends paid....       (251)        --          (251)        --         --
Proceeds from the
 issuance of common
 stock.................        --          --             7      14,622     14,123
                          --------   ---------   ----------  ----------  ---------
      Net cash from
       financing
       activities......     25,232      47,195      150,183     155,023    180,399
Net change in cash and
 cash equivalents......     (2,800)      4,290        5,751       2,601     10,538
Beginning cash and cash
 equivalents...........     26,305      20,554       20,554      17,953      7,415
                          --------   ---------   ----------  ----------  ---------
Ending cash and cash
 equivalents...........   $ 23,505   $  24,844   $   26,305  $   20,554  $  17,953
                          ========   =========   ==========  ==========  =========
Supplemental
 disclosures of cash
 flow information
  Cash paid during the
   period for
    Interest...........   $  5,078   $   2,844   $   17,100  $    9,213  $   2,726
    Income taxes.......        392         --         1,975         --         --

See accompanying notes to consolidated financial statements.

                           MACATAWA BANK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             For the three months ended March 31, 2001 (Unaudited),
                   and years ended December 31, 2000 and 1999

Note 1. Summary of Significant Accounting Policies

Nature of Operations

   Macatawa Bank Corporation (the "Company") became the bank holding company for Macatawa Bank (the "Bank") on February 23, 1998, when all of the Bank's outstanding common stock (842,025 shares) was converted into all of the outstanding common stock of the Company (968,329 shares) and all of the Bank's shareholders became all of the Company's shareholders. The exchange ratio in the conversion was 1.15 shares of Company common stock for each share of Bank common stock. The Bank's common stock had been issued to its shareholders as of November 7, 1997 as a result of a private offering of the Bank's common stock at a price of $10 per share or a total of $8,175,000. As this was essentially an internal reorganization, the consolidated financial statements are presented by including operations of the Company and Bank for all periods presented. Further share and per share data has been adjusted for the conversion ratio of
1.15 shares of Company stock for one share of Bank stock.

   Macatawa Bank Corporation is a regional, community-based financial institution, located in Zeeland, Michigan. The Bank's primary services include accepting deposits and making commercial, mortgage and installment loans in the Michigan counties of Allegan, Ottawa and Kent. The Bank also operates a trust department, which provides fiduciary, investment and other related services. The Bank commenced its application process on May 21, 1997, completed its common stock sale on November 7, 1997 and opened for operations on November 25, 1997 after several months of work by incorporators and employees in preparing applications with the various regulatory agencies and obtaining insurance and building space. The costs associated with the organization of the Company are included in the 1998 income statement.

   The Company completed an underwritten initial public offering of common stock on April 7, 1998, which resulted in net proceeds to the Company of $14,123,378. On April 30, 1999, the Company had another common stock offering and sold 1,188,043 shares, raising $14,622,270.

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Macatawa Bank, after elimination of intercompany accounts and transactions.

Use of Estimates

   To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Concentration of Credit Risk

   Loans are granted to, and deposits are obtained from, customers primarily in the western Michigan area as described above. Substantially all loans are secured by specific items of collateral, including residential real estate, commercial real estate, commercial assets and consumer assets. Other financial instruments, which potentially subject the Company to concentrations of credit risk, include deposit accounts in other financial institutions.

                           MACATAWA BANK CORPORATION

Cash Flow Reporting

   Cash and cash equivalents include cash on hand, demand deposits with other financial institutions and short-term securities (securities with maturities of equal to or less than 90 days and federal funds sold). Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities

   Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported in other comprehensive income.

   Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans

   Loans are reported at the principal balance outstanding, net of the allowance for loan losses, and charge-offs. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. While the Company does sell loans on the secondary market, there were no loans held for sale at March 31, 2001 (unaudited), December 31, 2000 or 1999. Loans are sold servicing released, therefore no mortgage servicing right assets are established.

   Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses

   The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on known and inherent risks in the portfolio, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

   Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

                           MACATAWA BANK CORPORATION

Foreclosed Assets

   Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. The Bank held $29,000 in foreclosed assets at March 31, 2001 (unaudited), and no foreclosed assets at December 31, 2000 or 1999.

Premises and Equipment

   Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Stock Compensation

   Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted, using an option pricing model to estimate fair value.

Income Taxes

   Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Fair Values of Financial Instruments

   Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings (Loss) Per Share

   Basic earnings (loss) per share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for stock dividends, including the 3% stock dividend paid on May 4, 2001.

                           MACATAWA BANK CORPORATION

Comprehensive Income (Loss)

   Comprehensive income (loss) consists of net income (loss) and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax.

Segment Reporting

   The Company, through the branch network of the Bank, provides a broad range of financial services to individuals and companies in western Michigan. These services include demand, time and savings deposits; lending; ATM processing; cash management; and trust services. While the Company's management team monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

New Accounting Pronouncements

   Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values are recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedges item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect.

Loss Contingencies

   Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction

   Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Reclassifications

   Certain amounts on the 2000, 1999 and 1998 consolidated financial statements have been reclassified to conform with the 2001 presentation.

Note 2. Cash and Due from Banks

   The Company was required to have $4,642,000, $5,120,000 and $2,597,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at March 31, 2001 (unaudited), and year end 2000 and 1999. These balances do not earn interest.

                           MACATAWA BANK CORPORATION

Note 3. Securities

   As of the dates indicated, the Company classified all of its securities as available for sale. The amortized cost and fair values of securities at the end of the period were as follows (dollars in thousands):

                                                   Gross      Gross
                                       Amortized Unrealized Unrealized  Fair
                                         Cost      Gains      Losses   Values
                                       --------- ---------- ---------- -------
   March 31, 2001 (Unaudited)
   U.S. Treasury securities and
    obligations of U.S. Government
    agencies..........................  $44,651     $546      $ --     $45,197
   State and municipal bonds..........    6,453      168        --       6,621
                                        -------     ----      -----    -------
                                        $51,104     $714      $ --     $51,818
                                        =======     ====      =====    =======
   December 31, 2000
   U.S. Treasury securities and
    obligations of U.S. Government
    agencies..........................  $45,927     $192      $(128)   $45,991
   State and municipal bonds..........    2,588       90        --       2,678
                                        -------     ----      -----    -------
                                        $48,515     $282      $(128)   $48,669
                                        =======     ====      =====    =======
                                                   Gross      Gross
                                       Amortized Unrealized Unrealized  Fair
                                         Cost      Gains      Losses   Values
                                       --------- ---------- ---------- -------
   December 31, 1999
   U.S. Treasury securities and
    obligations of U.S. Government
    agencies..........................  $27,926     $--       $(589)   $27,337
   State and municipal bonds..........      955        1        (12)       944
                                        -------     ----      -----    -------
                                        $28,881     $  1      $(601)   $28,281
                                        =======     ====      =====    =======

   Contractual maturities of debt securities at March 31, 2001 and December 31, 2000 were as follows (dollars in thousands):

                                                              Amortized  Fair
                                                                Cost     Value
                                                              --------- -------
   March 31, 2001 (Unaudited)
   Due in one year or less...................................  $   --   $   --
   Due from one to five years................................   41,013   41,540
   Due from five to ten years................................    5,497    5,543
   Due after ten years.......................................    4,594    4,735
                                                               -------  -------
                                                               $51,104  $51,818
   December 31, 2000
   Due in one year or less...................................  $13,976  $13,974
   Due from one to five years................................   31,951   32,017
   Due from five to ten years................................      415      430
   Due after ten years.......................................    2,173    2,248
                                                               -------  -------
                                                               $48,515  $48,669
                                                               =======  =======

                           MACATAWA BANK CORPORATION

   At periods ending March 31, 2001 (unaudited), December 31, 2000 and 1999, securities with a book value of approximately $1,000,000, $1,000,000 and $1,500,000, respectively, were pledged as security for public deposits and for other purposes required or permitted by law.

   There were no sales of securities for the periods ended March 31, 2001 (unaudited), December 31, 2000, 1999 and 1998.

   In addition, $45,000,000, $45,000,000 and $26,000,000 of the securities at periods ending March 31, 2001 (unaudited), December 31, 2000 and 1999 were used as collateral for advances from the Federal Home Loan Bank.

Note 4. Loans

   Loans were as follows (dollars in thousands):

                                                                 December 31,
                                                    March 31,  -----------------
                                                      2001       2000     1999
                                                   ----------- -------- --------
                                                   (Unaudited)
   Commercial.....................................  $318,103   $293,541 $201,392
   Mortgage.......................................    62,366     60,823   44,734
   Consumer.......................................    57,986     56,312   39,248
                                                    --------   -------- --------
                                                    $438,455   $410,676 $285,374
                                                    ========   ======== ========

   Activity in the allowance for loan losses is as follows (dollars in thousands):

                                  Three months ended    Years ended December
                                      March 31,                 31,
                                ----------------------  ----------------------
                                   2001        2000      2000    1999    1998
                                ----------- ----------  ------  ------  ------
                                (Unaudited) (Unaudited)
   Beginning balance...........   $5,854      $3,995    $3,995  $2,030  $    7
     Provision charged to
      operating expense........      522         487     1,931   1,967   2,023
     Loans charged-off.........     (144)        --        (87)     (6)    --
     Recoveries................       11         --         15       4     --
                                  ------      ------    ------  ------  ------
   Ending balance..............   $6,243      $4,482    $5,854  $3,995  $2,030
                                  ======      ======    ======  ======  ======

   Impaired loans were as follows (dollars in thousands):

                                                                 December 31,
                                                      March 31,  ------------
                                                        2001      2000  1999
                                                     ----------- ------ ----
                                                     (Unaudited)
   Loans with no allocated allowance for loan
    losses..........................................   $1,389    $1,393 $--
   Loans with allocated allowance for loan losses...      125       231  --
                                                       ------    ------ ----
                                                       $1,514    $1,624 $--
                                                       ======    ====== ====
   Amount of the allowance for loan losses
    allocated.......................................   $   31    $   93 $--

                           MACATAWA BANK CORPORATION

                                                                 Years ended
                                                                 December 31,
                                             Three months ended --------------
                                               March 31, 2001   2000 1999 1998
                                             ------------------ ---- ---- ----
                                                (Unaudited)
   Average of impaired loans during the
    period..................................       $1,534       $472 $--  $--
   Interest income recognized during
    impairment..............................           31         33  --   --
   Cash-basis interest income recognized....           31         27  --   --

Note 5. Premises and Equipment-Net

   Premises and equipment were as follows (dollars in thousands):

                                                                 December 31,
                                                     March 31,  ---------------
                                                       2001      2000     1999
                                                    ----------- -------  ------
                                                    (Unaudited)
   Land............................................   $ 1,859   $ 1,859  $1,574
   Building........................................     5,925     5,886   3,825
   Leasehold improvements..........................     1,049     1,049   1,090
   Furniture and equipment.........................     5,842     5,707   4,517
                                                      -------   -------  ------
                                                       14,675    14,501  11,006
   Less accumulated depreciation...................    (2,558)   (2,237) (1,008)
                                                      -------   -------  ------
                                                      $12,117   $12,264  $9,998
                                                      =======   =======  ======

   Depreciation expense was $329,626, $254,754, $1,267,801, $738,616, and
$271,458 for each of the periods ending March 31, 2001 (unaudited), March 31, 2000 (unaudited), December 31, 2000, 1999 and 1998.

   The Bank leases certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated $68,404, $59,805, $243,640, $305,516 and $117,886 for each of the periods ending March 31, 2001 (unaudited), March 31, 2000 (unaudited), December 31, 2000, 1999 and 1998. Future minimum rentals under noncancelable operating leases as of March 31, 2001 (unaudited) and December 31, 2000 are as follows (dollars in thousands):

                                                         March 31,  December 31,
                                                           2001         2000
                                                        ----------- ------------
                                                        (Unaudited)
   2001................................................    $255         $228
   2002................................................     218          171
   2003................................................     105           58
   2004................................................      22           18
   2005................................................     --           --
                                                           ----         ----
                                                           $600         $475
                                                           ====         ====

                           MACATAWA BANK CORPORATION

Note 6. Deposits

   Deposits are summarized as follows (dollars in thousands):

                                                                December 31,
                                                   March 31,  -----------------
                                                     2001       2000     1999
                                                  ----------- -------- --------
                                                  (Unaudited)
   Noninterest-bearing demand....................  $ 45,498   $ 50,746 $ 34,385
   Money market..................................   128,658    125,428  100,773
   NOW and Super NOW.............................    50,719     56,973   43,237
   Savings.......................................    12,547     10,549    7,422
   Certificates of deposit.......................   181,290    154,921   93,573
                                                   --------   -------- --------
                                                   $418,712   $398,617 $279,390
                                                   ========   ======== ========

   The following table depicts the maturity distribution of certificates of deposits (dollars in thousands):

                                                         March 31,  December 31,
                                                           2001         2000
                                                        ----------- ------------
                                                        (Unaudited)
   2001................................................  $111,145     $103,503
   2002................................................    61,101       47,772
   2003................................................     6,272        2,438
   2004................................................       762          300
   2005................................................       908          906

   The Bank had approximately $99,070,000, $83,855,000 and $50,179,000 in time certificates of deposit, which were in denominations of $100,000 or more at March 31, 2001 (unaudited), December 31, 2000 and 1999.

   Brokered deposits totaled approximately $24,339,000, $16,338,000 and $6,365,000 at March 31, 2001 (unaudited), December 31, 2000 and 1999. At March 31, 2001 (unaudited) and December 31, 2000, brokered deposits had interest rates ranging from 5.15% to 7.30% and 5.65% to 7.30%, respectively, and maturities ranging from one month to three years.

Note 7. Federal Home Loan Bank Advances

   Advances from the Federal Home Loan Bank were as follows (dollars in thousands):

                                                                December 31,
                                                    March 31,  ---------------
                                                      2001      2000    1999
                                                   ----------- ------- -------
                                                   (Unaudited)
   Maturities from October 2001 through December
    2010, fixed rate from 5.08% to 6.68%,
    averaging 5.82% at March 31, 2001.............   $62,588   $51,000 $15,000
   Maturities from March 2000 through June 2000,
    variable rates of 4.05%.......................       --        --   15,000
                                                     -------   ------- -------
                                                     $62,588   $51,000 $30,000
                                                     =======   ======= =======

                           MACATAWA BANK CORPORATION

   Each advance is payable at its maturity date, with a prepayment penalty. The advances were collateralized by securities totaling $45,000,000, $45,000,000 and $26,000,000 and first mortgage loans totaling $49,000,000, $50,000,000 and $47,000,000 under a blanket lien arrangement at March 31, 2001 (unaudited), December 31, 2000 and 1999.

   Maturities over the next five years are (dollars in thousands):

                                                         March 31,  December 31,
                                                           2001         2000
                                                        ----------- ------------
                                                        (Unaudited)
   2001................................................  $  5,264     $     --
   2002................................................     8,264        3,000
   2003................................................     3,000        3,000
   2004................................................     5,060        4,000
   2005................................................    10,000       10,000

Note 8. Other Borrowings

   The Company secured a $5,000,000 credit facility during September 2000 to provide additional capital to maintain the Bank at or above the 8% required regulatory capital. This credit line was increased to $8,000,000 during March 2001. Maturity dates and interest rates on advances of this credit facility are as follows (dollars in thousands):

                                                      March 31,              December 31,
   Maturity Date           Interest Rate                2001                     2000
   -------------           -------------              ---------              ------------
                                                     (Unaudited)
   January 26, 2001        8.15% (fixed)               $   --                   $3,000
   March 29, 2001          8.26% (fixed)                   --                    1,000
   April 26, 2001          7.11% (fixed)                3,000                       --
   June 29, 2001           6.36% (fixed)                1,000                       --
                                                       ------                   ------
                                                       $4,000                   $4,000
                                                       ======                   ======

   These borrowings are secured with 235,000 shares of common stock of Macatawa Bank.

Note 9. Related Party Transactions

   Loans to principal officers, directors, and their affiliates were as follows (dollars in thousands).

                                                         March 31,  December 31,
                                                           2001         2000
                                                        ----------- ------------
                                                        (Unaudited)
   Beginning balance...................................   $14,239     $ 9,467
   New loans...........................................       727      12,577
   Repayments..........................................    (1,328)     (7,805)
   Other...............................................      (881)         --
                                                          -------     -------
     Ending balance....................................   $12,757     $14,239
                                                          =======     =======

   Deposits from principal officers, directors, and their affiliates at March 31, 2001 (unaudited), December 31, 2000 and 1999 were $1,905,000, $5,397,000 and $3,183,000.

                           MACATAWA BANK CORPORATION

Note 10. Stock Options

   Options to buy stock are granted to officers and employees under the Employee Stock Option Plan (the Employees' Plan), which provides for issue of up to 206,000 options. Options are also granted to directors under the Directors' Stock Option Plan (the Directors' Plan), which provides for issuance of up to 41,200 options. The exercise price is the market price at the date of grant for both plans. The maximum option term is ten years with options vesting over a one-year period for both the Employees' Plan and the Directors' Plan. A summary of the activity in the plans is as follows.

                                                                        Weighted
                                                                        Average
                                                              Options   Exercise
                                                            Outstanding  Price
                                                            ----------- --------
   Balance at December 31, 1998............................   127,205    $12.46
   Granted.................................................    21,630     13.75
   Exercised...............................................       --        --
   Forfeited...............................................    (4,325)    14.04
                                                              -------    ------
   Balance at December 31, 1999............................   144,510     12.68
   Granted.................................................    24,308     12.28
   Exercised...............................................      (773)     9.71
   Forfeited...............................................       --        --
                                                              -------    ------
   Balance at December 31, 2000............................   168,045     12.64
   Granted.................................................       --        --
   Exercised...............................................       --        --
   Forfeited...............................................      (258)    15.55
                                                              -------    ------
   Balance at March 31, 2001 (unaudited)...................   167,787    $12.64
                                                              =======    ======

   For the options outstanding at March 31, 2001 (unaudited) and December 31, 2000, the range of exercise prices was $9.71 to $16.02 per share with a weighted average remaining contractual life of 7.74 and 7.99 years, respectively. At March 31, 2001 (unaudited) and December 31, 2000, 143,737 options were exercisable at a weighted average price of $12.70 per share.

   No compensation cost related to stock options was recognized during the quarter ended March 31, 2001 (unaudited), 2000, 1999 or 1998. Had compensation cost for stock options been measured using FASB Statement No. 123, net income
(loss) and basic income (loss) per share would have been the pro forma amounts indicated below (dollars in thousands). The pro forma effect may increase in the future if more options are granted.

                           MACATAWA BANK CORPORATION

                                                               Years ended
                                                               December 31
                                        Three months ended -------------------
                                          March 31, 2001    2000  1999  1998
                                        ------------------ ------ ---- -------
                                           (Unaudited)
Net income (loss) as reported.........        $1,091       $3,349 $693 $(2,489)
Pro forma net income (loss)...........         1,044        3,280  346  (2,752)
Basic earnings (loss) per share as
 reported.............................           .30          .93  .22   (1.22)
Pro forma basic earnings (loss) per
 share................................           .28          .91  .11   (1.35)
Diluted earnings (loss) per share as
 reported.............................           .29          .93  .22   (1.22)
Pro forma diluted earnings (loss) per
 share................................           .28          .91  .11   (1.35)
Weighted-average fair value of options
 granted during the period............            NA         3.82 5.19    4.74

   The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                       Years ended December
                                                                31,
                                                      -------------------------
                                                       2000     1999     1998
                                                      -------  -------  -------
   Risk-free interest rate...........................    5.26%    6.55%    4.72%
   Expected option life.............................. 7 years  7 years  7 years
   Expected stock price volatility...................   26.87%   17.29%    8.46%
   Dividend yield....................................    2.00%    0.00%    0.00%

Note 11. Employee Benefits

   The Company established a 401(k) plan in January 1999 covering substantially all employees. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 100% of the first 3% of employee contributions. The Company's contribution for the periods ended March 31, 2001 (unaudited), March 31, 2000 (unaudited), December 31, 2000 and 1999 were approximately $41,000, $37,000, $142,000 and $114,000.

                           MACATAWA BANK CORPORATION

Note 12. Earnings Per Share

   A reconciliation of the numerators and denominators of basic and diluted earnings per share are as follows (dollars in thousands):

                           Three months ended
                                March 31,              Years ended December 31,
                         -----------------------  -----------------------------------
                            2001        2000         2000        1999        1998
                         ----------- -----------  ----------- ----------- -----------
                         (Unaudited) (Unaudited)
Basic earnings (loss)
 per share
  Net income (loss)..... $     1,091 $       527  $     3,349 $       693 $    (2,489)
                         ----------- -----------  ----------- ----------- -----------
  Weighted average
   common shares
   outstanding..........   3,696,994   3,696,222    3,696,347   3,194,965   2,103,178
                         ----------- -----------  ----------- ----------- -----------
  Basic earnings (loss)
   per share............ $      0.30 $      0.14  $      0.91 $      0.22 $     (1.18)
                         =========== ===========  =========== =========== ===========
  Diluted earnings
   (loss) per share
  Net income (loss)..... $     1,091 $       527  $     3,349 $       693 $    (2,489)
  Weighted average
   common shares
   outstanding..........   3,696,994   3,696,222    3,696,347   3,194,965   2,103,178
  Add: Dilutive effects
   of assumed exercises
   of stock options.....      23,056      21,244       14,704      21,660         --
                         ----------- -----------  ----------- ----------- -----------
  Weighted average
   common and dilutive
   potential common
   shares outstanding...   3,720,050   3,717,466    3,711,051   3,216,625   2,103,178
                         ----------- -----------  ----------- ----------- -----------
  Diluted earnings
   (loss) per share..... $      0.29 $      0.14  $      0.90 $      0.22 $     (1.18)
                         =========== ===========  =========== =========== ===========

   Stock options for 66,950, 66,950, 78,280, 58,710 and 127,205 shares of common stock were not considered in computing diluted earnings (loss) per share for March 31, 2001 (unaudited), March 31, 2000 (unaudited), December 31, 2000, 1999 and 1998 because they were antidilutive.

Note 13. Federal Income Taxes

   The consolidated provision for income taxes is as follows (dollars in thousands):

                                       Three months
                                          ended     Years ended December 31,
                                        March 31,   ---------------------------
                                           2001       2000     1999     1998
                                       ------------ --------  -------- --------
                                       (Unaudited)
   Current............................    $ 733     $  1,889  $   415      --
   Deferred benefit...................     (187)        (534)    (173) $  (842)
   Change in valuation allowance......      --          (656)    (242)     842
                                          -----     --------  -------  -------
                                          $ 546     $    699  $   --   $   --
                                          =====     ========  =======  =======

                           MACATAWA BANK CORPORATION

   The recorded consolidated income tax provision in 2000, 1999 and 1998 differs from that computed by multiplying pre-tax income by the statutory federal income tax rates due to the valuation allowance, tax-exempt interest income and nondeductible expenses.

   The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities (dollars in thousands):

                                                               December 31,
                                                    March 31,  --------------
                                                      2001      2000    1999
                                                   ----------- ------  ------
                                                   (Unaudited)
   Deferred tax asset
     Allowance for loan losses....................   $2,000    $1,829  $1,198
     Unrealized loss on securities available for
      sale........................................       --        --     204
     Organization costs...........................       12        14      34
     Other........................................       19        16       4
                                                     ------    ------  ------
                                                      2,031     1,859   1,440
   Deferred tax liabilities
     Depreciation.................................     (277)     (297)   (221)
     Unrealized gain on securities available for
      sale........................................     (243)      (52)     --
     Accretion....................................      (18)      (13)     --
                                                     ------    ------  ------
                                                       (538)     (362)   (221)
                                                     ------    ------  ------
   Net deferred tax asset before valuation
    allowance.....................................    1,493     1,497   1,219
   Valuation allowance............................       --        --    (656)
                                                     ------    ------  ------
   Net deferred tax asset after valuation
    allowance.....................................   $1,493    $1,497  $  563
                                                     ======    ======  ======

   A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Management has determined that no valuation allowance is required at March 31, 2001 (unaudited) or for 2000 and that a valuation allowance of $655,830 was required for 1999.

Note 14. Commitments and Off-Balance-Sheet Risk

   Some financial instruments are used to meet customer financing needs and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment, and generally have fixed expiration dates. Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party. Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit and standby letters of credit. Collateral or other security is normally not obtained for these financial instruments prior to their use, and many of the commitments are expected to expire without being used.

                           MACATAWA BANK CORPORATION

   A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows (dollars in thousands):

                                                               December 31,
                                                  March 31,  -----------------
                                                    2001       2000     1999
                                                 ----------- -------- --------
                                                 (Unaudited)
   Commitments to make loans....................  $ 69,474   $ 53,068 $ 14,973
   Unused lines of credit and letters of
    credit......................................   127,056    142,817  102,763

   Approximately 50% of the Bank's commitments to make loans are at fixed rates, offered at current market rates. The majority of the variable rate commitments noted above is tied to prime and expire within 30 days. The majority of the unused lines of credit are at variable rates tied to prime.

   The Bank conducts substantially all of its business operations in western Michigan.

Note 15. Regulatory Matters

   The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

   The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

                           MACATAWA BANK CORPORATION

   At March 31, 2001 (unaudited), December 31, 2000 and December 31, 1999, actual capital levels (dollars in thousands) and minimum required levels were:

                                                                 To Be Well
                                         Minimum Required     Capitalized Under
                                            For Capital       Prompt Corrective
                             Actual      Adequacy Purposes   Action Regulations
                          -------------  ------------------- -------------------
                          Amount  Ratio   Amount     Ratio     Amount    Ratio
                          ------- -----  ---------- -------- ---------- --------
March 31, 2001
 (unaudited)
Total capital (to risk
 weighted assets)
  Consolidated........... $44,473  9.9%  $   35,877     8.0% $   44,846    10.0%
  Bank...................  47,961 10.7       35,861     8.0      44,826    10.0
Tier 1 capital (to risk
 weighted assets)
  Consolidated...........  38,867  8.7       17,938     4.0      26,908     6.0
  Bank...................  42,358  9.5       17,930     4.0      26,896     6.0
Tier 1 capital (to
 average assets)
  Consolidated...........  38,867  7.7       20,327     4.0      25,409     5.0
  Bank...................  42,358  8.3       20,320     4.0      25,400     5.0

December 31, 2000
Total capital (to risk
 weighted assets)
  Consolidated........... $43,644 10.4%  $   33,698     8.0% $   42,123    10.0%
  Bank...................  46,820 11.1       33,648     8.0      42,059    10.0
  Tier 1 capital (to risk
   weighted assets)
  Consolidated...........  38,379  9.1       16,849     4.0      25,274     6.0
  Bank...................  41,563  9.9       16,824     4.0      25,236     6.0
Tier 1 capital (to
 average assets)
  Consolidated...........  38,379  8.2       18,630     4.0      23,288     5.0
  Bank...................  41,563  8.9       18,624     4.0      23,280     5.0

December 31, 1999
Total capital (to risk
 weighted assets)
  Consolidated........... $38,358 14.0%  $   21,989     8.0% $   27,489    10.0%
  Bank...................  33,463 12.2       21,992     8.0      27,491    10.0
Tier 1 capital (to risk
 weighted assets)
  Consolidated...........  34,922 12.7       10,994     4.0      16,491     6.0
  Bank...................  30,027 10.9       10,996     4.0      16,494     6.0
Tier 1 capital (to
 average assets)
  Consolidated...........  34,922 10.8       12,940     4.0      16,175     5.0
  Bank...................  30,027  9.4       12,811     4.0      16,014     5.0

   The Company and the Bank were categorized as well capitalized at December 31, 2000 and 1999. The Bank was categorized as well capitalized at March 31, 2001 (unaudited), while the Company was categorized as adequately capitalized.

   Banking regulations limit capital distributions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At March 31, 2001 (unaudited) and December 31, 2000, approximately $2,842,000 and $3,434,000 was available to pay dividends to the holding company.

                           MACATAWA BANK CORPORATION

Note 16. Condensed Financial Statements (Parent Company Only)

   Following are condensed parent company only financial statements (dollars in thousands):

                            CONDENSED BALANCE SHEETS

                                             December 31
                                March 31,  ---------------
                                  2001      2000    1999
                               ----------- ------- -------
                               (Unaudited)
   ASSETS
   Cash and cash
    equivalents..............    $   368   $   423 $ 4,895
   Investment in subsidiary..     42,829    41,563  29,631
   Other assets..............        200       145      --
                                 -------   ------- -------
     Total assets............    $43,397   $42,131 $34,526
                                 =======   ======= =======
   LIABILITIES AND
    SHAREHOLDERS' EQUITY
   Other borrowings..........    $ 4,000   $ 4,000 $    --
   Other liabilities.........         62         3      --
                                 -------   ------- -------
     Total liabilities.......      4,062     4,003      --
   Shareholders' equity
   Common stock..............     38,653    36,890  36,883
   Retained earnings
    (deficit)................        211     1,137  (1,961)
   Accumulated other
    comprehensive income
    (loss)...................        471       101    (396)
                                 -------   ------- -------
     Total shareholders'
      equity.................     39,335    38,128  34,526
                                 -------   ------- -------
     Total liabilities and
      shareholders' equity...    $43,397   $42,131 $34,526
                                 =======   ======= =======

                         CONDENSED STATEMENTS OF INCOME

                                                 Years ended       Period from
                           Three months ended     December      February 23, 1998
                               March 31,             31,       (date of inception)
                         ----------------------  ------------        through
                            2001        2000      2000   1999   December 31, 1998
                         ----------- ----------  ------  ----  ------------------- ---
                         (Unaudited) (Unaudited)
Expenses
  Other operating
   expenses.............   $  121       $ 29     $  231  $142        $    55
                           ------       ----     ------  ----        -------
Loss before income tax
 and equity in
 undistributed net
 income (loss) of
 subsidiary.............     (121)       (29)      (231) (142)           (55)
Equity in undistributed
 net income (loss) of
 subsidiary.............    1,171        556      3,434   835         (2,185)
                           ------       ----     ------  ----        -------
Income (loss) before
 income tax.............    1,050        527      3,203   693         (2,240)
Federal income tax
 expense (benefit)......      (41)        --       (146)   --             --
                           ------       ----     ------  ----        -------
Net income (loss).......   $1,091       $527     $3,349  $693        $(2,240)
                           ======       ====     ======  ====        =======

                           MACATAWA BANK CORPORATION

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                    Period from
                                                                    February 23,
                                                                     1998 (date
                                                                         of
                           Three months ended      Years ended       inception)
                               March 31,           December 31,       through
                         ----------------------  -----------------  December 31,
                            2001        2000      2000      1999        1998
                         ----------- ----------  -------  --------  ------------
                         (Unaudited) (Unaudited)
Cash flows from
 operating activities
Net income (loss)......    $ 1,091    $   527    $ 3,349  $    693    $ (2,240)
Adjustments to
 reconcile net income
 (loss) to net cash
 provided by (used in)
 operating activities:
 Equity in
  undistributed net
  (income) loss of
  subsidiary...........     (1,171)      (556)    (3,434)     (835)      2,185
 Increase in other
  assets...............        (55)       (40)      (146)       --          --
 Increase in other
  liabilities..........         56         --          3        --          --
                           -------    -------    -------  --------    --------
   Net cash from
    operating
    activities.........        (79)       (69)      (228)     (142)        (55)
Cash flows from
 investing activities
Investment in
 subsidiary............        275     (3,000)    (8,000)  (10,500)    (13,154)
                           -------    -------    -------  --------    --------
   Net cash from
    investing
    activities.........        275     (3,000)    (8,000)  (10,500)    (13,154)
Cash flows from
 financing activities
Other borrowings.......         --         --      4,000        --          --
Proceeds from issuance
 of common stock.......         --         --          7    14,622      14,123
Dividends paid.........       (251)        --       (251)       --          --
                           -------    -------    -------  --------    --------
   Net cash from
    financing
    activities.........       (251)        --      3,756    14,622      14,123
                           -------    -------    -------  --------    --------
Net change in cash and
 cash equivalents......        (55)    (3,069)    (4,472)    3,980         915
Cash and cash
 equivalents at
 beginning of period...        423      4,895      4,895       915          --
                           -------    -------    -------  --------    --------
Cash and cash
 equivalents at end of
 period................    $   368    $ 1,826    $   423  $  4,895    $    915
                           =======    =======    =======  ========    ========
Noncash transaction
 related to origination
 of holding company in
 1998
 Investment in
  subsidiary...........    $    --    $    --    $    --  $     --    $ (7,724)
 Common stock..........         --         --         --        --       8,137
 Retained deficit......         --         --         --        --        (414)

                           MACATAWA BANK CORPORATION

Note 17. Quarterly Financial Data (unaudited)

                                                                     Earnings
                                                                      (Loss)
                                                                    Per Share
                                                   Net     Net    --------------
                                        Interest Interest Income          Fully
                                         Income   Income  (Loss)  Basic  Diluted
                                        -------- -------- ------  -----  -------
                                         (Dollars in thousands)
2001
First quarter.......................... $10,280   $4,831  $1,091  $ .30   $ .29
2000
First quarter.......................... $ 7,106   $3,537  $  527  $ .14   $ .14
Second quarter.........................   8,368    4,079     823    .23     .23
Third quarter..........................   9,026    4,318     947    .25     .25
Fourth quarter.........................   9,838    4,665   1,052    .29     .28
1999
First quarter.......................... $ 3,635   $1,883  $  (77) $(.03)  $(.03)
Second quarter.........................   4,663    2,471      44    .03     .03
Third quarter..........................   5,475    2,926     301    .09     .09
Fourth quarter.........................   6,227    3,292     425    .13     .13

Note 18. Subsequent Event

   The Company declared a 3% stock dividend on April 11, 2001, payable on May 4, 2001 to shareholders of record on April 24, 2001. All per share data has been restated to reflect the dividend.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,400,000 Shares

                        [MACATAWA BANK Corporation logo]

                                  Common Stock

                           -------------------------

                             PRICE $16.00 PER SHARE

                           -------------------------

     Dain Rauscher Wessels

                                                      Stifel, Nicolaus & Company
                                                      Incorporated

                              --------------------

                                 June 12, 2001

                              --------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------